UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

In the matter of:	File No. 812-_______

Eaton Vance Exchange-Traded Fund Trust
Eaton Vance Management

Two International Place
Boston, MA 02110

Application for an order under Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”), for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the 1940 Act and Rule 22c-1 under the 1940 Act, under Sections 6(c) and 17(b) of the 1940 Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the 1940 Act, and under Section 12(d)(1)(J) of the 1940 Act for an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the 1940 Act.

All communications and orders to:

Frederick S. Marius, Esq.

Eaton Vance Management

Two International Place

Boston, MA 02110

With a copy to:

Barry I. Pershkow, Esq.

Chapman and Cutler, LLP

1717 Rhode Island Avenue, N.W., 8th Floor

Washington, DC 20036

(202) 478-6492; pershkow@chapman.com

Page 1 of 57 sequentially numbered pages.
As filed with the U.S. Securities and Exchange Commission on February 20, 2019

TABLE OF CONTENTS

I. Summary of Application	4
A. Scope of Requested ETF Relief	4
B. Scope of Requested Fund of Funds Relief	6
C. ETF Arbitrage Efficiency and Disclosure of Fund Holdings	7
II. The Proposal	8
A. Applicants	8
1. The Trust	8
2. The Initial Adviser	8
B. The Distributor	9
C. The Funds	9
D. Shares and Shareholders	9
E. Purchases and Redemptions of Creation Units	10
1. General	10
2. Transaction Fees	12
3. Timing of Orders	13
F. Exchange Listing and Secondary Market Trading of Shares	13
G. The Clearhedge Method of Facilitating Efficient Share Arbitrage	14
1. Overview	14
2. Identification of Potential Arbitrage Profit Opportunities	15
3. Share Arbitrage Process	16
4. Managing Risk of Positions in Basket Instruments	16
5. Composition and Dissemination of Clearhedge Reference Portfolios	17
6. Clearhedge Completion Swap Agreements	17
7. Clearhedge Completion Swap Pricing	19
8. Clearhedge Completion Swap Administration	19
9. Funds Holding Foreign Instruments	20
10. Funds Holding Less-Liquid Instruments	21
11. Funds’ Exposure to Clearhedge Completion Swap Positions	21
12. Adviser and Board Oversight	24
H. Availability of Investor Information	25
1. Intraday Indicative Values	27
2. Information Available on Fund Websites	28
3. Information Available via Electronic Media	28
4. Disclosure of Fund Holdings	28
I. Disclosure of Investment Considerations and Risks	30
J. Investor Benefits of the Proposed Funds	31
III. Funds of Funds	33
A. Investing Funds	33
B. Proposed Transactions	33
C. Fees and Expenses	33
D. Conditions and Disclosure Relating to Fund of Funds Relief	34
IV. Request for Exemptive Relief and Legal Analysis	34
A. Sections 2(a)(32) and 5(a)(1) of the 1940 Act	34
B. Section 22(d) of the 1940 Act and Rule 22c-1 under the 1940 Act	35
C. Section 22(e) of the 1940 Act	37
D. Sections 17(a)(1) and 17(a)(2) of the 1940 Act relating to ETF Relief	38
E. Section 12(d)(1) of the 1940 Act	41
F. Sections 17(a)(1) and 17(a)(2) of the 1940 Act relating to Section 12(d)(1) Relief	45
G. Discussion of Precedent	47
2

V. Conditions	48
A. ETF Relief	48
B. Fund of Funds Relief	49
VI. Procedural Matters	52
Appendix A	57

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UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Application for an order under Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”), for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the 1940 Act and Rule 22c-1 under the 1940 Act, under Sections 6(c) and 17(b) of the 1940 Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the 1940 Act, and under Section 12(d)(1)(J) of the 1940 Act for an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the 1940 Act

In the Matter of:
Eaton Vance Exchange-Traded Fund Trust
Eaton Vance Management

File No. 812-______

I.       Summary of Application

In this application (“Application”), Eaton Vance Management (the “Initial Adviser”) and Eaton Vance Exchange-Traded Fund Trust (the “Trust” and, collectively with the Initial Adviser, “Applicants”), request an order under Section 6(c) of the Investment Company Act of 1940, as amended (“1940 Act”), for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the 1940 Act and Rule 22c-1 under the 1940 Act, under Sections 6(c) and 17(b) of the 1940 Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the 1940 Act, and under Section 12(d)(1)(J) of the 1940 Act for an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the 1940 Act (“Order”). The Application seeks relief to permit the offering of exchange-traded funds (“ETFs”) that employ a novel method of supporting efficient secondary market trading of fund shares as described herein (the “Clearhedge™ Method”). In the view of Applicants, the proposal set forth in this Application offers significant investor benefits not attainable through existing ETFs.

No form having been specifically prescribed for this Application, the Applicants proceed under Rule 0-2 of the General Rules and Regulations of the U.S. Securities and Exchange Commission (“Commission”).

A.       Scope of Requested ETF Relief

Applicants are seeking an exemption from Sections 2(a)(32), 5(a)(1), 17(a), 22(d) and 22(e) of the 1940 Act and Rule 22c-l under the 1940 Act (“ETF Relief”) to permit the Trust to create and operate a series of the Trust (“Initial Fund”) that will offer exchange-traded shares (“Shares”).

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Applicants request that the Order apply not only to the Initial Fund, but also to any future series of the Trust offering Shares, as well as other registered open-end management investment companies or series thereof offering Shares (collectively, “Future Funds”). Any Future Fund will: (i) be advised by the Initial Adviser or an entity controlling, controlled by or under common control with the Initial Adviser (the Initial Adviser and each such controlling or controlled entity, the “Adviser”); and (ii) comply with the terms and conditions of the Application. The Initial Fund and Future Funds together are the “Funds.” A Fund may be either index-based (i.e., seeks to track the performance of a designated index) or actively managed (i.e., pursues an investment objective other than tracking a designated index), but will not be a leveraged ETF as defined in proposed Rule 6c-11 (“Proposed ETF Rule”).[1] In support of Future Funds relief, Applicants assert that the arguments for exemptive relief are equally valid regardless of the type of assets, investment objective or principal investment strategies utilized by a specific Fund. Accordingly, there should be no need for or benefit from requiring each Future Fund to receive separate exemptive relief. Moreover, Applicants believe that subjecting Future Funds to case-by-case review could interfere with adoption by the investment community of an ETF operating model that may provide substantial investor benefits.

Applicants further request that, following approval, the terms and conditions of the Order may apply to registered open-end management investment companies or series thereof not advised by the Adviser.  Applicants anticipate that the Adviser or an affiliate thereof will enter into license agreements[2] with other registered investment advisers (each a “Licensed Adviser”) advising a trust or series thereof that operates, or intends to operate, as an ETF (the Licensed Adviser and such trust or series thereof together the “Future Applicants”). Each Future Applicant will apply for a separate exemptive order that incorporates by reference the terms and conditions of this Application and any amendments thereto.

As requested, the Order would permit: (i) Shares of the Funds to be listed on a national securities exchange as defined in Section 2(a)(26) of the 1940 Act (“Stock Exchange”) and to trade in the secondary market on and away from the Listing Stock Exchange (as defined below) at negotiated prices set by the market, rather than at the Fund’s next-determined net asset value per Share (“NAV”); (ii) Shares to be redeemable only in specified multi-Share aggregations (“Creation Units”);[3] (iii) certain affiliated persons of the Trust to purchase and redeem Creation Units in kind and to engage in Clearhedge Completion Swap (as defined below) transactions with the Funds as described herein; and (iv) settlement of Creation Unit redemptions that are met in whole or in part by distributing securities or other instruments trading principally in non-U.S. markets (“Foreign Instruments”) on a cycle consistent with the terms of clearance and

[1] Under the Proposed ETF Rule, a leveraged ETF is an ETF that seeks “to exceed the performance of a market index by a specified multiple or to provide returns that have an inverse relationship to the performance of a market index, over a fixed period of time.” See Proposed ETF Rule, Exchange-Traded Funds, Investment Company Act Rel. No. 33140 (June 28, 2018), footnote 7 at page 7, available at https://www.sec.gov/rules/proposed/2018/33-10515.pdf.

[2] Aspects of the Funds’ proposed method of operation are subject to U.S. Patent No. 10,102,573 and pending patent applications for which the Adviser holds rights.

[3] The number of Shares of each Fund constituting a Creation Unit will be set by the Adviser based primarily on its determination of the Creation Unit size that will be most conducive to efficient secondary market trading of Shares. Applicants anticipate that a Creation Unit will normally consist of at least 5,000 Shares.

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settlement in the principal markets in which such Foreign Instruments customarily trade, but in no case later than 14 days following the tender of a Creation Unit for redemption.

B.       Scope of Requested Fund of Funds Relief

Applicants are also requesting that the Order permit certain investment companies registered under the 1940 Act to acquire Shares of the Initial Fund and the Future Funds beyond the limits set forth in Section 12(d)(1)(A) and permit the Funds, any principal underwriter for the Funds and any broker or dealer registered under the Securities Exchange Act of 1934, as amended (“Exchange Act,” and such persons registered under the Exchange Act, “Brokers”), to sell Shares beyond the limits set forth in Section 12(d)(1)(B). Applicants request that any exemption under Section 12(d)(1)(J) apply to: (i) with respect to Section 12(d)(1)(B), any Fund that is currently or subsequently part of the same “group of investment companies” as the Initial Fund within the meaning of Section 12(d)(1)(G)(ii) of the 1940 Act, any principal underwriter for a Fund and any Broker selling Shares of a Fund to an Investing Fund (as defined below); and (ii) with respect to Section 12(d)(1)(A), each management investment company or unit investment trust registered under the 1940 Act that is not part of the same “group of investment companies” as the Funds and that enters into a FOF Participation Agreement (as defined below) to acquire Shares of a Fund (such management investment companies are referred to herein as “Investing Management Companies,” such unit investment trusts as “Investing Trusts” and Investing Management Companies and Investing Trusts together as “Investing Funds”). No Fund will be an Investing Fund with respect to any other Fund. This relief would permit Investing Funds to acquire Shares of the Funds beyond the limits set forth in Section 12(d)(1)(A) and permit the Funds, their principal underwriters and any Broker to sell Shares of the Funds to Investing Funds beyond the limits set forth in Section 12(d)(1)(B) (“Fund of Funds Relief”).

The Future Funds may include one or more Funds that invest principally in other ETFs (“FOF ETF”). For purposes of complying with Section 12(d) of the 1940 Act, any Fund that is an FOF ETF will comply with one of the relevant statutory exemptions (e.g., Sections 12(d)(1)(F) or 12(d)(1)(G)), either alone or in conjunction with Rule 12d1-1, 12d1-2 or 12d1-3. A Fund this is an FOF ETF may invest in certain other ETFs in different groups of investment companies pursuant to exemptive relief that those ETFs have obtained from Section 12(d)(1).[4]

In connection with the requested Fund of Funds Relief, Applicants are further requesting relief under Sections 6(c) and 17(b) from Sections 17(a)(1) and 17(a)(2) to permit the Funds to issue Creation Units to, redeem Creation Units from and engage in in-kind transactions accompanying such issuances and redemptions with certain Investing Funds of which the Fund is an affiliated person, or an affiliated person of an affiliated person.

All entities that currently intend to rely on the Order are named as Applicants. Any entity that relies on the Order in the future will comply with the terms and conditions of the Application. An Investing Fund may rely on the Order to invest only in Funds, and not in any other registered investment company.

[4] In no case, however, will a Fund that is an FOF ETF rely on the exemption from Section 12(d)(1) being requested in this Application.

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C.       ETF Arbitrage Efficiency and Disclosure of Fund Holdings

The Commission has issued exemptive orders to numerous potential issuers of ETFs seeking structural relief substantially similar to the relief that the Applicants are requesting.[5] For actively managed ETFs and index-based ETFs that utilize an affiliated index (“affiliated-index ETFs”), the Commission has heretofore conditioned exemptive relief on the public disclosure of the ETF’s full portfolio holdings on a current daily basis. In that regard, the Commission has required that, before commencement of daily trading in an ETF’s shares, the ETF discloses on its website the identities and quantities of all of the portfolio investments held by the ETF that will form the basis for the ETF’s calculation of its NAV that day (the “NAV Portfolio”).[6] The principal purpose of disclosing an ETF’s current NAV Portfolio is to enable market makers and other arbitrageurs to identify potential arbitrage[7] profit opportunities in trading the ETF’s shares and to hedge the market risk of their positions in such shares. The arbitrage trading engaged in by market makers and other arbitrageurs active in an ETF’s shares is widely understood to play a critical role in ensuring that the shares trade at market prices that are close to the ETF’s current underlying value per share.[8] When arbitrage trading is easy to manage and low-risk, competition among market makers and other arbitrageurs seeking to earn reliable, low-risk profits drives down the costs to buy and sell an ETF’s shares, measured by the difference between an investor’s net purchase or sale price and the value per share of the ETF’s NAV Portfolio at the corresponding time.

Applicants believe, however, that disclosing an ETF’s NAV Portfolio on a current daily basis can harm shareholders by providing other market participants with information that can enable them to trade in front of the ETF’s portfolio transactions (“front-running”), thereby raising the ETF’s costs to buy and sell. Disclosing an ETF’s full current holdings each day also enables other market participants to replicate the ETF’s portfolio positioning and exploit its manager’s investment insights (“free-riding”). As a result, while disclosing an ETF’s current NAV Portfolio facilitates an arbitrage process that supports trading of the ETF’s shares at market prices close to the shares’ underlying value, the ETF’s investment returns may be adversely affected.

Accordingly, Applicants propose to offer ETFs that incorporate a novel method of facilitating efficient arbitrage that does not require disclosing a Fund’s NAV Portfolio on a

[5] See, e.g., Gadsden ETF Trust and Gadsden, LLC, Investment Company Act Release Nos. 32999 (Jan. 30, 2018) (notice) and 33040 (Mar. 7, 2018) (order).

[6] ETFs reflect purchases and sales of investments in their NAV on the Business Day (as defined below) after portfolio transactions are executed (i.e., on a t+1 basis). Accordingly, the NAV Portfolio represents investments held as of the close of market trading on the prior Business Day.

[7] Arbitrage consists of purchasing and selling offsetting amounts of closely related financial instruments seeking to profit from short-term price variations.

[8] For this reason, the Commission has proposed to extend the requirement for full daily disclosure of an ETF’s current portfolio holdings to all ETFs operating in reliance on the Proposed ETF Rule. See Proposed ETF Rule, Exchange-Traded Funds, Investment Company Act Rel. No. 33140 (June 28, 2018), at pp. 77-88, available at https://www.sec.gov/rules/proposed/2018/33-10515.pdf

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current daily basis.[9] As described below, Applicants believe use of the proposed Clearhedge Method will cause Fund Shares to routinely exhibit better trading performance (i.e., lower bid-ask spreads[10] and less variable premiums/discounts to the Shares’ underlying value) than many similarly invested existing ETFs, particularly those holding Foreign Instruments or less-liquid investments, while protecting against the harmful effects of front-running and free-riding. As an additional advantage, Applicants expect the Funds to provide greater transparency of investor trading costs than offered by existing ETFs.

II.       The Proposal

A.       Applicants

1.       The Trust The Trust is a Massachusetts business trust registered with the Commission as an open-end management investment company. The Trust is organized as a series fund and may have multiple series offered pursuant to registration statements on Form N-1A, as amended, filed with the Commission under the Securities Act of 1933, as amended (“Securities Act”), and the 1940 Act (“Registration Statements”). Each Fund’s Registration Statement will include a prospectus (“Prospectus”) and Statement of Additional Information (“SAI”). The Trust will be overseen by a board of trustees (“Board”) that meets the composition requirements of Section 10 of the 1940 Act.[11]

2.       The Initial Adviser The Initial Adviser, Eaton Vance Management, will be investment adviser to the Initial Fund. The Initial Adviser is a Massachusetts business trust located at Two International Place, Boston, MA 02110. The Initial Adviser is registered with the Commission as an investment adviser under the Investment Advisers Act of 1940, as amended (“Advisers Act”). Any Adviser to a Future Fund will be registered as an investment adviser under the Advisers Act prior to serving as the investment adviser to any Fund. Subject to the oversight and authority of the Board, each Fund’s Adviser will develop the Fund’s overall investment program. The Adviser will arrange for, and oversee, the provision of necessary services to the Fund (including custodial, transfer agency and administration services) and

[9] The Commission’s potential acceptance of other means of facilitating efficient ETF share arbitrage besides disclosing an ETF’s current NAV Portfolio is supported by the language of the Proposed ETF Rule and the denial notice issued to Precidian ETFs Trust in 2014. See Precidian ETFs Trust, Notice of Application, Investment Company Act Rel. No. 31300 (October 21, 2014), available at https://www.sec.gov/rules/ic/2014/ic-31300.pdf (“Precidian Denial Notice”). See “[o]ne mechanism that facilitates the arbitrage mechanism is daily portfolio transparency (emphasis added),” Proposed ETF Rule at p. 76; “[w]e believe that portfolio transparency is an effective means to facilitate the arbitrage mechanism (emphasis added),” Proposed ETF Rule at p. 78; “[a]pplicants have not provided an adequate substitute for portfolio transparency such that the proposed ETFs would consistently trade at or close to NAV,” Precidian Denial Notice at p. 23; and “[t]he lack of portfolio transparency or an adequate substitute for portfolio transparency coupled with a potentially deficient back-up mechanism presents a significant risk that the market prices of ETF shares may materially deviate from the NAV per share of the ETF.” Precidian Denial Notice at p. 23.

[10] A traded instrument’s “bid-ask spread” is the difference between the highest quoted price at which one or more dealers are willing to buy shares (“best bid”) and the (generally higher) lowest quoted price at which dealers are willing to sell shares (“best ask”). The “bid-ask midpoint” equals the best bid plus one half of the bid-ask spread.

[11] The term “Board” includes any board of directors or trustees of a Future Fund, if different.

8

furnish office facilities, equipment, services and executive and administrative personnel necessary for managing the investment program of the Fund. The Adviser may enter into sub-advisory agreements with other investment advisers to serve as sub-advisers of the Fund (each a “Sub-Adviser”). Any Sub-Adviser will be registered under the Advisers Act.

B.       The Distributor

The Trust will enter into an agreement with one or more broker-dealers registered under the Exchange Act to serve as the distributor and principal underwriter (“Distributor”) of Creation Units of Fund Shares. Each Distributor will comply with the terms and conditions of this Application and will distribute Creation Units on an agency basis. A Fund’s Distributor may be an affiliated person of the Fund’s Adviser and/or Sub-Adviser. No Distributor is or will not be affiliated with any Stock Exchange on which Shares are listed (“Listing Stock Exchange”).

C.       The Funds

Applicants currently expect the Initial Fund to be Eaton Vance Global Equity ETF, which is described in Appendix A. Each Fund will adopt fundamental policies consistent with the 1940 Act. The Funds will seek to maintain the required diversification and otherwise conduct their operations so as to qualify for treatment as regulated investment companies (“RICs”) under the Internal Revenue Code of 1986, as amended (“Code”). Each Fund will invest in a portfolio of securities, cash and other assets, positions and instruments (collectively, “Portfolio Instruments”) consistent with its fundamental policies to pursue the Fund’s investment objective. Funds may be either actively managed or index-based ETFs, but not leveraged ETFs as defined in the Proposed ETF Rule.

D.       Shares and Shareholders

Shareholders of each Fund will have one vote per Share (or per dollar of Share value) with respect to matters regarding the Trust or the respective Fund for which a shareholder vote is taken, consistent with the requirements of the 1940 Act, the rules promulgated thereunder and state laws applicable to Delaware statutory trusts.

Shares will be registered in book-entry form only, and the Funds will not issue Share certificates. The Depository Trust Company, a limited purpose trust company organized under the laws of the State of New York (“DTC”), or its nominee will be the record or registered owner of all outstanding Shares. Beneficial ownership of Shares will be shown on the records of DTC or DTC-participating institutions (e.g., Brokers, banks, trust companies and other financial institutions) (“DTC Participants”). Dividends and other distributions to Fund shareholders will be declared and paid in the same manner as by other registered open-end investment companies.[12]

[12] The Funds will not make the DTC book-entry Dividend Reinvestment Service available for use by beneficial owners of Shares for reinvestment of Fund distributions. Brokers may, however, offer a dividend reinvestment service through which their customers could use Fund distributions to purchase Shares on the secondary market at market-determined prices. Any brokerage commissions incurred in purchasing such Shares would be an expense borne by the participants in such a service.

9

Shareholders will exercise their rights in Shares indirectly through DTC and DTC Participants. The references herein to owners or holders of Shares shall reflect the rights of persons holding an interest in such securities as they may indirectly exercise such rights through DTC and DTC Participants, except as otherwise specified. No shareholder shall have the right to receive a certificate representing Shares. Delivery of all notices, statements, reports and other communications to a Fund’s shareholders will be at the Fund’s or Adviser’s expense, and will be made using the customary practices and the facilities of DTC and DTC Participants.

E.       Purchases and Redemptions of Creation Units

1. General The Trust will issue and redeem Creation Units of Shares of each Fund through the Fund’s Distributor on a continuous basis at the NAV next determined after an order in proper form is received. The NAV of each Fund is expected to be determined as of 4:00 p.m. Eastern time (“ET”) each “Business Day,” which is defined as any day that the Trust is open for business, including any day when it satisfies redemption requests as required by Section 22(e) of the 1940 Act. The Trust will issue and redeem Creation Units of Fund Shares only on a Business Day. Applicants anticipate that a Creation Unit will normally consist of at least 5,000 Shares.[13]

To keep costs low and permit Funds to be as fully invested as possible, Shares will be issued and redeemed only in Creation Units, and generally on an in-kind basis. Accordingly, except where a Basket Portfolio (as defined below) includes cash under the circumstances specified below, each Fund will issue Creation Units in exchange for in-kind deposits of its current “Creation Basket” instruments and redeem Creation Units by making in-kind distributions of its current “Redemption Basket” instruments. If there is a difference between the net asset value attributable to a Creation Unit and the aggregate market value of the Creation Basket or Redemption Basket instruments (“Basket Instruments”) exchanged for the Creation Unit, the party conveying the lower value will pay to the other an amount in cash equal to that difference (the “Cash Balancing Amount”).

Each Business Day, before the opening of trading on the Stock Exchange where a Fund is listed (and before the Fund starts accepting orders for the purchase or redemption of Creation Units on such Business Day), the Fund will disclose prominently on its website and cause to be published through the National Securities Clearing Corporation (“NSCC”) the names and quantities of the instruments constituting the Fund’s current Creation Basket and Redemption Basket (collectively, the “Basket Portfolios”), as well as the estimated Cash Balancing Amount,

[13] The number of Shares of each Fund constituting a Creation Unit will be set by the Adviser based primarily on its determination of the Creation Unit size that will be most conducive to efficient secondary market trading of Shares. In the event that the Trust or any Fund is terminated, the composition and weighting of the Portfolio Instruments to be made available to redeeming shareholders shall be established as of such termination date. While there are no specified termination events, the Trust or any Fund may be terminated either by a majority vote of the Board or by the affirmative vote of a majority of the Shares of the Trust or the Fund entitled to vote. Although the Shares are not automatically redeemable upon the occurrence of any specified event, the Trust’s organizational documents will provide that the Board will have the unrestricted right and power to alter the number of Shares that constitute a Creation Unit. Therefore, in the event of a reorganization, conversion or liquidation, the Board in its sole discretion could determine to permit the Shares to be individually redeemable. In such circumstances, the Trust might elect to pay redemptions to all beneficial owners in cash, possibly subject to an in-kind election for beneficial owners of Shares holding in excess of a stated minimum amount or value of Shares.

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if any, for each. At the discretion of the Adviser, a Fund may elect to publicly disclose the Basket Portfolios for a particular Business Day prior to the close of market trading on the preceding Business Day. To facilitate efficient communication and use of a Fund’s Basket Portfolio information, such information will be disclosed in a common downloadable or machine-readable format consistent with the manner of disclosure prescribed within the generic listing standards for actively managed ETFs adopted by the Stock Exchanges (“Generic Listing Standards”), which require the inclusion of ticker symbols, CUSIPs or other standard securities identifiers.

All orders to purchase Creation Units of a Fund must be placed with the Fund’s Distributor by or through an “Authorized Participant,” which is a member of, or participant in, a clearing agency registered with the Commission that has a written agreement with the Fund or one of its service providers permitting the Authorized Participant to transact with the Fund to purchase and redeem Creation Units. Except as permitted by the relief requested from Section 17(a), no promoter, principal underwriter (e.g., the Distributor) or affiliated person of a Fund, or any affiliated person of such person, will be an Authorized Participant in the Fund’s Shares.

To preserve the confidentiality of Fund trading activities, Applicants anticipate that a Fund’s Basket Portfolios will normally not be a pro rata representation of the Fund’s Portfolio Instruments. Rather, instruments being acquired will generally be excluded from the Basket Portfolios until their purchase is completed, and instruments being sold may not be removed from the Basket Portfolios until the sale program is substantially completed. Other Portfolio Instruments may also be excluded from the Basket Portfolios. Whenever Portfolio Instruments are excluded from a Basket Portfolio, the Basket Portfolio may include proportionately more cash or other Portfolio Instruments than are in the NAV Portfolio, with such additional amounts substituting for the excluded Portfolio Instruments.

Each Fund will adopt and implement policies and procedures that set forth detailed parameters for the determination of Basket Instruments and the construction of Basket Portfolios. Although the Funds are expected generally to issue and redeem Creation Units primarily on an in-kind basis, Basket Portfolios may consist entirely of cash at the discretion of the Adviser. The Creation Basket and Redemption Basket in effect for a Fund on a given Business Day may be the same or may differ.

In addition to the Basket Portfolios disclosed each Business Day prior to the beginning of U.S. market trading, Funds may employ other Basket Portfolios (each, a “Custom Basket”). In cases where Custom Baskets are used, a Fund’s written policies and procedures must: (i) set forth detailed parameters for the construction and acceptance of Custom Baskets that are in the best interests of the Fund and its shareholders, including the process for any revisions to, or deviations from, those parameters; and (ii) specify the titles or roles of the employees of the Adviser who are required to review each Custom Basket for compliance with those parameters. Each Fund’s Basket Portfolio policies and procedures would be covered by the Fund’s compliance program and other requirements under Rule 38a-1 under the 1940 Act.

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A Fund that normally issues and redeems Creation Units in kind may require purchases and redemptions to be made entirely or partly on a cash basis.[14] In such an instance, the Fund will announce, before the open of trading on a given Business Day, that all purchases, all redemptions or all purchases and redemptions of Creation Units on that day will be made wholly or partly in cash. A Fund may also determine, upon receiving a Creation Unit purchase or redemption order from an Authorized Participant, to have the purchase or redemption, as applicable, be made entirely or in part in cash.

2. Transaction Fees Persons purchasing or redeeming Creation Units may incur a transaction fee to cover the estimated cost to the issuing Fund of processing the transaction, including the costs of clearance and settlement charged to the Fund by NSCC or DTC, and the estimated trading costs to be incurred by the Fund in converting the Basket Portfolio to or from the desired portfolio composition (“Transaction Fee”).

Transaction Fees, if charged, will be borne only by purchasers and redeemers of Creation Units, and will be limited to amounts that have been determined appropriate by the Adviser to defray the transaction expenses estimated to be incurred by the Fund when an investor purchases or redeems Creation Units.[15] The purpose of Transaction Fees is to protect existing Fund shareholders from dilutive costs in connection with the purchase and redemption of Creation Units.[16] Transaction Fees may differ from one Fund to another, depending on the estimated transaction expenses related to each Fund’s Portfolio Instruments and other factors. Each Fund may adjust its Transaction Fees on a daily basis or from time to time, and may charge different Transaction Fees for Creation Unit transactions using Custom Baskets. Each Fund’s standard Transaction Fees for a given Business Day will be posted on the Fund’s website and disseminated through NSCC prior to the opening of trading on the Listing Stock Exchange on such day.

[14] In determining whether a Fund will issue or redeem Creation Units entirely or partly in cash, or entirely on an in-kind basis (whether for a given day or a given order), the key consideration will be the benefit that would accrue to the Fund and its shareholders. For example, in light of anticipated purchases of Portfolio Instruments, the Adviser may wish to receive cash as part of a Creation Basket or may wish to receive all cash. Issuing Creation Units in cash or in kind is expected to be neutral to the Funds from a tax perspective. In contrast, cash redemptions that necessitate the sale of Portfolio Instruments that have appreciated in value from Fund cost may result in adverse tax consequences for the remaining Fund shareholders that would not occur with an in-kind redemption. As a result, tax considerations may warrant use of in-kind redemptions. In addition, a Fund may permit an Authorized Participant to deposit or receive, as applicable, cash in lieu of some or all of the instruments in the applicable Basket Portfolio because such instruments are not eligible for trading by the Authorized Participant or the investor on whose behalf the Authorized Participant is acting.

[15] In all cases, Transaction Fees will be limited in accordance with the requirements of the Commission applicable to open-end investment companies offering redeemable securities.

[16] Where a Fund permits a purchaser of Creation Units to deposit cash in lieu of depositing one or more Creation Basket instruments, permits a redeemer of Creation Units to receive cash in lieu of receiving one or more Redemption Basket instruments, or requires purchases or redemptions to be made entirely or in part in cash on a given Business Day, the Fund may assess a higher Transaction Fee to offset higher transaction costs to the Fund.

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Investors purchasing or redeeming Creation Units that clear through DTC may pay higher Transaction Fees than purchasers or redeemers of Creation Units that clear through NSCC,[17] because Applicants expect DTC generally to charge Funds more than NSCC in connection with Creation Unit transactions. No sales charges for purchases of Shares of any Fund will be imposed by any Fund.

3.       Timing of Orders All orders to purchase or redeem Creation Units of a Fund, whether using the NSCC Process or the DTC Process, must be received by the Fund’s Distributor no later than the “NAV Calculation Time,” generally 4:00 p.m. ET, on the date the order is placed (“Transmittal Date”) in order for the purchasing or redeeming investor to receive the NAV determined on the Transmittal Date. Where a Fund agrees to accept or deliver cash in lieu of certain Basket Instruments at the request of an Authorized Participant, the Fund may require the order to be received by the Fund’s Distributor sufficiently in advance of the NAV Calculation Time to ensure that the Fund has an opportunity to purchase the substituted Creation Basket instruments with the cash-in-lieu amounts or to sell the substituted Redemption Basket instruments to generate the cash-in-lieu amounts prior to the NAV Calculation Time. On days when its Listing Stock Exchange closes earlier than normal, a Fund may require custom orders to be placed earlier in the day.

F.       Exchange Listing and Secondary Market Trading of Shares

Shares of each Fund will be listed on a Stock Exchange and traded in the secondary market in the same manner as shares of other ETFs. Except as permitted by the relief requested from Section 17(a), no affiliated person, or affiliated person of an affiliated person, of the Funds will maintain a secondary market in Shares.

Applicants expect the Listing Stock Exchange for each Fund to select, designate or appoint one or more market makers (collectively, “Exchange Market Makers”) for the Fund’s Shares.[18] As long as a Fund operates in reliance on the Order, its Shares will be listed on a Stock Exchange.

[17] Authorized Participants that participate in the CNS System of the NSCC are expected to be able to use the enhanced NSCC/CNS process for effecting in-kind purchases and redemptions of ETFs (the “NSCC Process”) to purchase and redeem Creation Units of Funds that limit the composition of their Basket Portfolios to include only NSCC Process-eligible instruments (generally domestic equity securities and cash). Because the NSCC Process is generally more efficient than the DTC clearing process, DTC will likely charge a Fund more than NSCC to settle purchases and redemptions of Creation Units.

[18] If a Fund’s Shares are listed on The NASDAQ Stock Market LLC (“Nasdaq”), NYSE Arca or another electronic Stock Exchange, one or more member firms of that Stock Exchange will act as Exchange Market Maker and make a market in the Fund’s Shares. If a Fund’s Shares are listed on Nasdaq, no Exchange Market Maker would be contractually obligated to maintain a market in the Fund’s Shares. However, the Nasdaq listing requirements stipulate that at least two Exchange Market Makers must be registered for shares to maintain a listing. In addition, on Nasdaq and NYSE Arca, registered Exchange Market Makers are required to make a continuous two-sided market or subject themselves to regulatory sanctions. No Exchange Market Maker will be an affiliated person, or an affiliated person of an affiliated person, of the Funds, except within the meaning of Section 2(a)(3)(A) or Section 2(a)(3)(C) of the 1940 Act due solely to ownership of Shares.

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In the secondary market, Shares will trade at negotiated prices determined by the balance of supply and demand for Shares and other market factors. Market trading prices of Shares may be above, at or below the current value per Share of the Fund’s underlying net assets. Because the market trading prices of Shares will be disciplined by an arbitrage process facilitated by the use of the Clearhedge Method described below, Applicants do not expect Share prices to vary materially from their underlying values. Secondary market purchases and sales of Shares will be subject to customary brokerage fees and other charges. No Fund or Distributor will make secondary market sales of Shares to Brokers at a concession.

Applicants anticipate that the trading price of a Share will normally range from $10 to $30.[19]

G.       The Clearhedge Method of Facilitating Efficient Share Arbitrage

1. Overview The Funds would not disclose their NAV Portfolios on a current daily basis. Instead, the Funds would seek to facilitate efficient Share arbitrage by: (i) publicly disclosing prior to the beginning of U.S. market trading each Business Day a “NAV Reference Portfolio,” generally consisting of liquid market instruments that trade throughout U.S. market hours whose aggregate performance the Adviser expects to be highly correlated with the performance of the Fund’s NAV Portfolio; and (ii) providing for market makers, liquidity providers and other arbitrageurs active in a Fund’s Shares (“Arbitrageurs”) to enter into special-purpose total return swap transactions with the Fund, whereby the Fund and Arbitrageur counterparty would exchange payments based on the relative total returns of a reference amount of the Fund’s current NAV Portfolio and the NAV Reference Portfolio (a “NAV Hedge Completion Swap”). The composition of a Fund’s NAV Reference Portfolio would vary from the current NAV Portfolio as the Adviser deems necessary to maintain the confidentiality of the Fund’s current trading activity.

Using the proposed Clearhedge Method, an Arbitrageur could offset the market risk of its long (and short) positions in Fund Shares by: (i) selling (buying) the instruments constituting the NAV Reference Portfolio (or a suitable proxy);[20] and (ii) engaging in NAV Hedge Completion

[19] As necessary, Applicants intend to use share splits and reverse share splits to maintain trading prices of Shares within, or near, the indicated range. By doing so, the Funds help mitigate the risk of other market participants uncovering the Fund’s current NAV Portfolio based on time-series analysis of IIVs and other publicly disseminated Fund information (“reverse engineering”).

[20] ETF market makers and other arbitrageurs commonly employ transactions in a representative proxy portfolio, rather than trading in the ETF’s Basket Portfolio instruments, to add or subtract offsetting market exposures as they build short or long inventory positions in the ETF’s shares through intraday trading. Transacting in a correlated proxy portfolio may be easier to implement or more cost effective than buying or selling the Basket Portfolio instruments. For an ETF market maker or other arbitrageur that uses trading in a proxy portfolio to offset changes in its ETF share positions, the arbitrage profits it earns will fluctuate to the extent that the performance of the proxy portfolio deviates from that of the Basket Portfolio over the holding period. For the Funds, Arbitrageurs will have the same flexibility to substitute positions in a proxy portfolio of their choosing for positions in the NAV Reference Portfolio. To the extent that the performance of the selected proxy portfolio varies from that of the NAV Reference Portfolio, the arbitrage profits earned by the Arbitrageur will similarly fluctuate.

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Swap transactions to offset the “basis risk”[21] between its exposure to the NAV Reference Portfolio and the NAV Portfolio. By varying the size and direction of its NAV Reference Portfolio (or proxy) and NAV Hedge Completion Swap positions at times and amounts corresponding to intraday changes in its Share positions, an Arbitrageur could manage its inventory risk in Shares with substantially the same precision as if the Arbitrageur knew the composition of the NAV Portfolio.

As described in more detail below, Funds whose Basket Portfolios include Foreign Instruments or other positions that do not trade actively at the Fund’s NAV Calculation Time (“Less-Liquid Instruments”) may further facilitate efficient Share arbitrage by disseminating “Basket Instrument Reference Portfolios” and providing for Arbitrageurs to enter into “Basket Instrument Hedge Completion Swaps” with the Fund. In a Basket Instrument Hedge Completion Swap, the Fund and Arbitrageur counterparty would exchange payments based on the relative total returns of a reference amount of specified Basket Instruments and a specified Basket Instrument Reference Portfolio, which would generally consist of market instruments trading at the NAV Calculation Time and during active trading hours of the Basket Instruments whose aggregate performance the Adviser expects to be correlated with the performance of such Basket Instruments.

Using the Clearhedge Method described herein, Applicants expect Arbitrageurs to be able to hedge the market risks of their positions in Shares and Basket Instruments within close tolerance levels across all types of Funds and over varying market conditions. Accordingly, Applicants believe the Funds will demonstrate secondary market trading performance that is superior to many existing ETFs[22] that invest similarly, especially ETFs holding Foreign Instruments and Less-Liquid Instruments.

2. Identification of Potential Arbitrage Profit Opportunities An arbitrage trade in Fund Shares may be initiated when an Arbitrageur identifies an opportunity to either buy Shares below, or sell Shares above, the current value per Share of the Fund’s underlying net assets. Arbitrageurs will have available two means of estimating the current value per Share of a Fund’s NAV Portfolio for this purpose: (i) the Arbitrageur could, on a continuous intraday basis, calculate its own values of the disclosed NAV Reference Portfolio from pricing sources at the Arbitrageur’s disposal; and (ii) the Arbitrageur could reference the “Intraday Indication Values” (or “IIVs”) of the NAV Portfolio that will be disclosed publicly by each Fund at 15-second intervals throughout U.S. market trading hours each Business Day. Applicants believe that, used in combination, the estimated NAV Portfolio values that an Arbitrageur could derive from disclosure of the Fund’s NAV Reference Portfolio holdings and the publicly disseminated IIVs will enable Arbitrageurs to estimate the current value per Share of a Fund’s NAV Portfolio with sufficient precision to support highly efficient Share arbitrage.

[21] Basis risk is the risk that offsetting positions in an investment hedge experience different returns. Imperfect correlation of hedge position returns creates opportunity for the hedging party to experience gain or loss.

[22] Once the Proposed ETF Rule is issued, Applicants intend to file a separate request for exemptive relief to permit ETFs operating under the Proposed ETF Rule (as finalized) to engage in NAV Hedge Completion Swap and Basket Instrument Hedge Completion Swap transactions with certain of their affiliated persons.

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3. Share Arbitrage Process To establish an arbitrage position in Fund Shares once a potential arbitrage profit opportunity is identified, an Arbitrageur would buy Shares below, or sell Shares above, the current estimated value per Share of the Fund’s NAV Portfolio. To hedge its exposure to market risk in its long (or short) Share position using the Clearhedge Method, the Arbitrageur would, at the same time: (i) sell (buy) the instruments constituting the NAV Reference Portfolio (or a suitable proxy); and (ii) enter into a NAV Hedge Completion Swap transaction with the Fund to offset the basis risk between the NAV Reference Portfolio and the NAV Portfolio. By varying the size and direction of its NAV Reference Portfolio (or proxy) and NAV Hedge Completion Swap positions at times and amounts corresponding to changes in its Share positions, the Arbitrageur could maintain a hedged exposure as its inventory position in Shares moves up or down over the course of each Business Day.

When an Arbitrageur has accumulated a long (or short) position in Shares equal in size to one or more Creation Units, the Arbitrageur could unwind its Share position at NAV, minus or plus the Transaction Fee that applies, by transacting with the Fund through an Authorized Participant to redeem (purchase) Creation Units. To lock in its arbitrage profits, the Arbitrageur would, at the same time: (i) buy (sell) its positions in the NAV Reference Portfolio (or proxy) instruments; (ii) close its NAV Hedge Completion Swap positions; and (iii) sell (buy) the Basket Portfolio instruments received (delivered) in the Creation Unit redemption (purchase).[23]

4. Managing Risk of Positions in Basket Instruments If some or all of the Basket Instruments received by an Arbitrageur in a redemption (or deposited in a purchase) of Creation Units of Fund Shares are Foreign Instruments or Less-Liquid Instruments, the profits earned in arbitraging Shares will be subject to market risk over the time interlude between the NAV Calculation Time and when the Basket Instruments are sold (purchased).

In these circumstances, an Arbitrageur could use Basket Instrument Hedge Completion Swaps to offset the market risk of its long (short) positions in Basket Instruments by: (i) selling (buying) the instruments that constitute the applicable Basket Instrument Reference Portfolio (or a suitable proxy) at the NAV Calculation Time; (ii) simultaneously entering into a Basket Instrument Hedge Completion Swap transaction with the Fund; (iii) during active trading hours of the Basket Instruments, selling (buying) such instruments; and (iv) at the same time, closing its positions in the Basket Instrument Reference Portfolio (or proxy) instruments and its Basket Instrument Hedge Completion Swap position.

By following this procedure, an Arbitrageur depositing Foreign Instruments or Less-Liquid Instruments into a Fund in an in-kind creation, or receiving such positions in an in-kind redemption, could manage its risk exposure to the Fund’s Basket Instruments with potentially far greater precision than market instruments used in creation/redemption transactions of similarly

[23] To the extent that an Arbitrageur’s NAV Reference Portfolio (or proxy portfolio) positions overlap with the Fund’s current Creation Basket or Redemption Basket, the Arbitrageur could unwind (i) its hedges in connection with a long position in Shares by delivering some or all of the Redemption Basket instruments received in redemption to close short positions in NAV Reference Portfolio (or proxy portfolio) instruments and (ii) its hedges in connection with a short position in Shares by including some or all of the NAV Reference Portfolio (or proxy portfolio) instruments in the Creation Basket deposited to purchase Creation Units. Applicants expect the Funds’ NAV Reference Portfolios generally to have significant overlap with their Basket Portfolios.

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invested existing ETFs, for which no hedging mechanism comparable to Basket Instrument Hedge Completion Swaps is currently available.

5. Composition and Dissemination of Clearhedge Reference Portfolios The NAV Reference Portfolio and any Basket Instrument Reference Portfolios (collectively, “Clearhedge Reference Portfolios”) specified for a Fund on a given Business Day will be determined by the Fund’s Adviser. A Fund’s NAV Reference Portfolio will generally consist of liquid market instruments that trade throughout U.S. market hours whose aggregate performance the Adviser expects to be highly correlated with the performance of the Fund’s NAV Portfolio. A Fund’s Basket Instrument Reference Portfolios will generally consist of market instruments trading at the NAV Calculation Time and during active trading hours of the applicable Basket Instruments whose aggregate performance the Adviser expects to be correlated with the performance of such Basket Instruments. A Fund may have multiple Basket Instrument Reference Portfolios on a given Business Day, corresponding to different Basket Instruments.

A Fund’s Clearhedge Reference Portfolios will generally vary from the current NAV Portfolio to the degree that the Adviser deems appropriate to maintain the confidentiality of the Fund’s current trading program. Portfolio Instruments being acquired by a Fund will generally be excluded from the Fund’s Clearhedge Reference Portfolios until their purchase is completed, and Portfolio Instruments being sold may not be removed from the Clearhedge Reference Portfolios until the sale program is substantially completed. When deemed by the Adviser to be in the best interest of a Fund and its shareholders, other Portfolio Instruments may also be excluded from the Clearhedge Reference Portfolios. A Fund’s Clearhedge Reference Portfolios may substitute cash or other executable market instruments for positions in Portfolio Instruments to preserve the confidentiality of pending transactions. A Fund’s NAV Reference Portfolio may replicate the Fund’s current Creation Basket or Redemption Basket. A Fund’s Clearhedge Reference Portfolios may include positions in executable market instruments not present in the Fund’s current NAV Portfolio or a current Basket Portfolio.

Each Business Day, before the opening of trading on the Stock Exchange where a Fund is listed, the Fund will post to its website and cause to be published through NSCC the names and quantities of the instruments constituting its current NAV Reference Portfolio and any Basket Instrument Reference Portfolios for that day. To facilitate efficient communication and use, the Clearhedge Reference Portfolio information will be disclosed in a common downloadable or machine-readable format consistent with the manner of disclosure prescribed within the Generic Listing Standards. At the discretion of the Adviser, a Fund may elect to disclose its Clearhedge Reference Portfolios for a particular Business Day prior to the close of market trading on the preceding Business Day.

6. Clearhedge Completion Swap Agreements Prior to the initial listing of its Shares on a Stock Exchange and the commencement of secondary market trading, each Fund will enter into “Master Swap Agreements” with Arbitrageurs active in the Fund’s Shares, setting forth the terms and conditions of the Fund’s NAV Hedge Completion Swaps and, as applicable, Basket Instrument Hedge Completion Swaps (collectively, “Clearhedge Completion Swaps”). The Master Swap Agreements are anticipated to follow the standard form of master services agreement published by the International Swaps and Derivatives Association (“ISDA”). The Master Swap Agreements will provide for the Fund and an Arbitrageur to enter into

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contracts whereby each party would agree to make payments to, and receive payments from, the other party based on the relative total returns of a reference amount of two portfolios: (i) for NAV Hedge Completion Swaps, the Fund’s current NAV Portfolio and NAV Reference Portfolio; and (ii) for Basket Instrument Hedge Completion Swaps, specified current Basket Instruments and a designated Basket Instrument Reference Portfolio. Applicants anticipate that the terms of the Master Swap Agreements will provide for the cash settlement of all outstanding Clearhedge Completion Swap positions at the end of each Business Day, based on their values as of the NAV Calculation Time on such day. The terms and conditions of the Master Swap Agreements are not expected to vary materially from Fund to Fund or among participating Arbitrageurs. Applicants represent that each Fund will maintain Master Swap Agreements with at least two Arbitrageurs and make available NAV Hedge Completion Swaps at all times that the Fund is listed for trading on a Stock Exchange. Applicants anticipate that the availability of Basket Instrument Hedge Completion Swaps will be limited to Funds that include Foreign Instruments or Less-Liquid Investments in their Basket Portfolios.

The Arbitrageur party to each Clearhedge Completion Swap contract would initiate and determine the reference amount of each transaction entered into under the contract, which would generally correspond in size, and offset in direction, the Arbitrageur’s purchases and sales of Fund Shares or transactions in the Fund’s Basket Portfolio instruments, as applicable. At any time: (i) the aggregate net reference amount of each Arbitrageur’s outstanding NAV Hedge Completion Swap positions with a Fund may not exceed such Arbitrageur’s net long or short exposure to the Fund’s NAV Portfolio represented by the Arbitrageur’s net position in Shares; (ii) the aggregate net reference amount of each Arbitrageur’s outstanding NAV Hedge Completion Swap positions with a Fund may not exceed the value of a designated number of the Fund’s Creation Units set forth in the Master Swap Agreement (or contracts thereunder), except for positions entered into during U.S. market trading hours on the current Business Day prior to the NAV Calculation Time;[24] and (iii) the aggregate net reference amount of each Arbitrageur’s outstanding Basket Instrument Hedge Completion Swap positions with a Fund may not exceed such Arbitrageur’s net long or short exposure to the Fund’s Basket Portfolio instruments. No Arbitrageur may hold outstanding positions in Basket Instrument Hedge Completion Swaps in connection with a single creation or redemption event for more than one Business Day, and all Clearhedge Completion Swap positions outstanding at the NAV Calculation Time each Business Day will close and settle at such time.

Pursuant to the Master Swap Agreements, individual Clearhedge Completion Swap contracts may provide for the total return of the Clearhedge Reference Portfolios for purposes of interim and final swap valuations and payments at settlement to be adjusted upward or downward by a predetermined amount specified by the Adviser to reflect the Adviser’s projection of relative total returns. Swap contracts may also incorporate payment amounts specified by the Adviser, including, for example, amounts payable based on the number of discrete transactions entered into, the reference amount of individual transactions and/or the net reference amount of outstanding positions under the contract held by the Arbitrageur party. The

[24] Said differently, the reference amount of any Arbitrageur’s NAV Hedge Completion Swap positions rolling over from one Business Day to the next (“Rollover NAV Hedge Completion Swap Positions”) may not exceed the value of the designated number of Creation Units. Applicants currently anticipate that the reference amount of any Arbitrageur’s Rollover NAV Hedge Completion Swap Positions will be limited to no more than five Creation Units.

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Arbitrageur party to any Clearhedge Completion Swap contract that includes such provisions will receive notice from the Adviser prior to the execution of any transaction under the contract.

7. Clearhedge Completion Swap Pricing Each Fund will engage one or more third-party pricing services (“Swap Pricing Agents”) to value the Fund’s NAV Portfolio, Basket Instruments and Clearhedge Reference Portfolios (collectively, “Swap Portfolios”) for swap purposes. The Swap Pricing Agent will be subject to a duty of confidentiality and prohibited from trading (for its own account or on behalf of others) on the basis of any material, non-public information with respect to the Fund communicated to, or held by, the Swap Pricing Agent, including the names and quantities of the instruments constituting the Fund’s current NAV Portfolio and all valuations of Swap Portfolios determined by the Swap Pricing Agent that are not publicly disclosed.[25] A Fund’s Swap Pricing Agent may or may not be the same as the Fund’s IIV Pricing Agent (as defined below).

For NAV Hedge Completion Swaps, the Swap Pricing Agent will determine intraday values of the NAV Portfolio and NAV Reference Portfolio at one-second intervals throughout the U.S. market trading session each Business Day. For Basket Instrument Hedge Completion Swaps, the Swap Pricing Agent will value the applicable Basket Instruments and Basket Instrument Reference Portfolio at the NAV Calculation Time and other times specified in the swap contract, which would generally correspond to periods of active market trading of the Basket Instruments.

8. Clearhedge Completion Swap Administration Each Fund will engage a “Swap Administrator” to administer the Fund’s Clearhedge Completion Swap contracts and transactions thereunder. A Fund’s Swap Administrator may be the same as its custodian, fund administrator, Swap Pricing Agent or other service provider. Like the Swap Pricing Agent, each Fund’s Swap Administrator will be subject to a duty of confidentiality and prohibited from trading (for its own account or on behalf of others) on the basis of Confidential Fund Information in its possession.

The duties and responsibilities of each Fund’s Swap Administrator would include: (i) establishing and maintaining real-time electronic communications connecting the Swap Administrator with the Swap Pricing Agent, the Fund and each Arbitrageur with an active Master Swap Agreement in place for such Fund; (ii) receiving from the Swap Pricing Agent current valuations of all Swap Portfolios; (iii) entering (and confirming back) orders from

[25] Each Fund service provider with access to the current NAV Portfolio or other material, non-public information with respect to the Fund (“Confidential Fund Information”) will be contractually restricted from disclosing the Confidential Fund Information to any other person, trading (for its own account or on behalf of others) on the basis of such information or using such information for any purpose other than providing services to the Fund. Each Fund service provider with access to Confidential Fund Information will be required to establish and maintain data security policies and procedures designed to prevent the misappropriation or theft of Confidential Fund Information. As part of its oversight of Fund service providers, the Adviser will, on an ongoing basis, monitor and evaluate the effectiveness of each service provider’s data security policies and procedures with respect to Confidential Fund Information in its possession. At least annually, the Adviser will provide a report to the Board describing the results of its oversight of each Fund service provider and noting any material performance issues that are identified. Each Fund and each person acting on behalf of a Fund will comply with and agree to be subject to the requirements of Regulation Fair Disclosure as if it expressly applied to them.

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Arbitrageurs for Clearhedge Completion Swap transactions; (iv) calculating current reference amounts and values of all outstanding Clearhedge Completion Swap positions; (v) communicating to the Fund current reference amounts and calculated values of all outstanding Clearhedge Completion Swap positions; (vi) communicating to each Arbitrageur current reference amounts and calculated position values[26] of the Arbitrageur’s outstanding Clearhedge Completion Swap positions; (vii) providing notice to the Fund and each Arbitrageur of any collateral requirements that apply and implementing or directing movements of collateral where provided for; (viii) providing notice to the Fund and each Arbitrageur of daily closing balances of outstanding Clearhedge Completion Swap positions and implementing movements of cash to settle the closing of swap transactions; (ix) maintaining books and records of the Fund’s Master Swap Agreements, contracts and transactions thereunder; (x) upon the request of the Fund, providing for inspection or audit the books and records of the Fund’s Master Swap Agreements, contracts and transactions thereunder; and (xi) upon the request of any Arbitrageur that is party to a Master Swap Agreement with the Fund, providing for inspection or audit the books and records of the Arbitrageur’s Master Swap Agreements, contracts and transactions.

9. Funds Holding Foreign Instruments Shares of ETFs holding Foreign Instruments customarily trade with wider bid-ask spreads and more variable premiums/discounts to underlying share values than ETFs that hold only investments that trade during U.S. market hours (“U.S. Instruments”), reflecting the greater challenges to efficient arbitrage. Whereas Arbitrageurs in shares of existing ETFs holding only U.S. Instruments can readily lay off their intraday ETF share inventory risk by simultaneously selling or buying offsetting amounts of the ETF’s constituent investments (or a suitable proxy) as they buy or sell ETF shares over the course of a Business Day, that option is not customarily available for existing ETFs that invest in Foreign Instruments. Moreover, existing ETFs that include Foreign Instruments in their Basket Portfolios expose Arbitrageurs to market risk during the time interval between when the Foreign Instruments are valued for creation and redemption purposes (the NAV Calculation Time) and when they can be purchased or sold during the Foreign Instruments’ local trading hours.

Relative to existing ETFs that invest similarly, Funds holding Foreign Instruments can offer Arbitrageurs improved ability to manage their intraday Share inventory risk by (i) selling or buying offsetting amounts of the NAV Reference Portfolio (or a suitable proxy) and (ii) entering into NAV Hedge Completion Swap transactions, in each case at times and amounts corresponding to intraday changes in the Arbitrageur’s Share positions. Because the NAV Reference Portfolio will generally consist of liquid instruments trading throughout U.S. market hours and the basis risk between the NAV Reference Portfolio and NAV Portfolio can be addressed using positions in NAV Hedge Completion Swaps, an Arbitrageur should be able to manage its intraday inventory risk in Shares of Funds holding Foreign Instruments with substantially the same precision as Funds holding only U.S. Instruments. In addition, as described above, Funds holding Foreign Instruments also may offer Arbitrageurs improved ability to manage their market risk in connection with positions in Foreign Instruments used in creations and redemptions by: (i) trading in the designated Basket Instrument Reference Portfolio (or a suitable proxy); and (ii) entering into Basket Instrument Hedge Completion Swap

[26] Calculated values of an Arbitrageur’s swap positions would be communicated at time intervals and/or delays sufficient to avoid inadvertently disclosing information that may be useful to the Arbitrageur in reverse engineering a Fund’s current NAV Portfolio.

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transactions to offset the basis risk between the Basket Instruments and Basket Instrument Reference Portfolio.

Accordingly, Applicants expect Funds holding Foreign Investments to routinely trade with lower average bid-ask spreads and less variable premiums/discounts to underlying Share values than many similarly invested existing ETFs that disclose their full holdings on a current daily basis.

10. Funds Holding Less-Liquid Instruments Like ETFs holding Foreign Instruments, ETFs holding Less-Liquid Investments[27] often trade with wider bid-ask spreads and more variable premiums/discounts to underlying share values than ETFs whose portfolio investments trade actively throughout U.S. market trading hours and at the NAV Calculation Time.

Compared to existing ETFs that invest similarly, Funds holding Less-Liquid Instruments can offer Arbitrageurs improved ability to manage the market risk of their positions in Shares and Basket Instruments. Because the NAV Reference Portfolio would generally consist of liquid instruments trading throughout U.S. market trading hours, Arbitrageurs may be able to better manage their Share inventory risk by: (i) selling or buying offsetting amounts of the NAV Reference Portfolio (or a suitable proxy); and (ii) entering into NAV Hedge Completion Swaps to address the basis risk between the NAV Reference Portfolio and the NAV Portfolio, rather than by transacting directly in NAV Portfolio instruments that are less liquid. Moreover, because a Fund’s Basket Instrument Reference Portfolios would generally consist of market instruments trading at the NAV Calculation Time and during periods of active trading of the Basket Instruments, Arbitrageurs may be able to better manage the market risk of their positions in less-liquid Basket Instruments by: (i) selling or buying offsetting amounts of the designated Basket Instrument Reference Portfolio (or a suitable proxy); and (ii) entering into Basket Instrument Hedge Completion Swap transactions to offset the basis risk between the Basket Instruments and Basket Instrument Reference Portfolio, rather than by transacting directly in the Basket Instruments.

Accordingly, Applicants expect Funds holding Less-Liquid Instruments to routinely trade with lower average bid-ask spreads and less variable premiums/discounts to underlying Share values than many similarly invested existing ETFs that disclose their full holdings on a current daily basis.

11.       Funds’ Exposure to Clearhedge Completion Swap Positions Because each Clearhedge Completion Swap transaction entered into by an Arbitrageur active in a Fund’s Shares will involve the Fund as counterparty, use of the Clearhedge Method to facilitate efficient Share arbitrage will expose the Fund to the relative performance of its NAV Portfolio and, as applicable, Basket Instrument Portfolios versus the corresponding Clearhedge Reference Portfolio. In Applicants’ view, the resulting impact on Fund returns is inherently constrained and can be readily managed using commonly available portfolio techniques to the extent warranted.

[27] Less-Liquid Instruments may include, for example, fixed-income securities whose regular market trading hours conclude prior to 4:00 p.m. ET.

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As an initial matter, the amount of a Fund’s potential exposure to relative performance risk in connection with use of the Clearhedge Method will be limited by the terms and conditions of the Master Swap Agreements, which will provide that:

•	no Arbitrageur may at any time hold outstanding positions in NAV Hedge Completion Swaps for which the aggregate net reference amount exceeds such Arbitrageur’s aggregate net long or short exposure to the NAV Portfolio represented by the Arbitrageur’s net position in Shares;
•	no Arbitrageur may hold Rollover NAV Hedge Completion Swap Positions for which the aggregate net reference amount exceeds the value of a designated number of Creation Units set forth in the Master Swap Agreement or contracts thereunder (which Applicants currently anticipate will be five Creation Units);
•	no Arbitrageur may at any time hold outstanding positions in Basket Instrument Hedge Completion Swaps for which the aggregate net reference amount exceeds such Arbitrageur’s net long or short exposure to Basket Portfolio instruments;
•	no Arbitrageur may at any time hold outstanding positions in Basket Instrument Hedge Completion Swaps in connection with a single creation or redemption event for more than one Business Day; and
•	all Clearhedge Completion Swap positions outstanding at the NAV Calculation Time each Business Day will close and settle at such time.

Assuming that all or substantially all of the Arbitrageurs active in a Fund’s Shares engage in NAV Hedge Completion Swaps to the maximum extent possible, the notional amount of a Fund’s net daily exposure to NAV Hedge Completion Swap positions would accumulate over the course of a Business Day by approximately the amount of net investor buying or selling of Shares on that Business Day. When investors (other than Arbitrageurs) are net buyers of a Fund’s Shares, the Fund would assume a net short position in the outperformance of the NAV Portfolio over the NAV Reference Portfolio, with a reference amount approximately equal to the amount of net investor buying of Shares on that Business Day. Conversely, when investors (other than Arbitrageurs) are net sellers of a Fund’s Shares, the Fund would assume a net long position in the outperformance of the NAV Portfolio over the NAV Reference Portfolio with a reference amount approximately equal to the amount of net investor selling of Shares on that Business Day. A Fund’s maximum exposure to positions in Basket Instrument Hedge Completion Swaps would not exceed the amount of its in-kind creations and redemptions on the prior Business Day.

A Fund’s exposure to relative performance risk in its Clearhedge Completion Swap positions will be constrained by two factors: (i) the net notional amount of the Fund’s swap positions will generally relate to the amount of net daily buying or selling of the Fund’s Shares[28]

[28] Net daily buying or selling of an ETF’s shares is normally a small fraction of the total daily volume of shares traded, since offsetting trades cancel out in determining net daily buying or selling. Because market makers and other arbitrageurs have limited appetite for holding long or short positions in an ETF’s shares, net buying demand will normally soon translate into a corresponding amount of Creation Unit issuance, and net selling will normally soon be reflected in corresponding Creation Unit redemptions. Accordingly, the amount of an ETF’s creation and redemption activity is a good measure of the average net daily buying and selling of the ETF’s shares, whereas average daily trading volume is not.

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and the amount of net daily Creation Unit issuances and redemptions, each of which will normally be a small fraction of the Fund’s total net assets; and (ii) the Reference Portfolio in each swap transaction will be selected based in significant part on the Adviser’s expectation that Reference Portfolio’s performance will be closely correlated to the performance of the applicable NAV Portfolio or Basket Instrument Portfolio. Accordingly, Applicants believe that the likelihood of exposures to Clearhedge Completion Swap positions having a material impact on a Fund’s NAV on any given Business Day is small.

Example: Assume that a Fund’s NAV Portfolio and NAV Reference Portfolio have 92% overlap, and that the non-overlapping portion of the NAV Portfolio outperforms the corresponding portion of the NAV Reference Portfolio by 5% on a given day. With these assumptions, the NAV Portfolio would outperform the NAV Reference Portfolio by 0.40% on that day.

Without any mitigating action, a Fund with 3% average net long exposure to the outperformance of the NAV Portfolio over the NAV Reference Portfolio (corresponding, for example, to net investor selling of Shares that day equal to 3% of the Fund’s total net assets)[29] would be expected to experience a positive performance impact of approximately 1.2 basis points (0.012%) that day (less than one quarter of a cent per Share on a $20 NAV). A Fund with 3% average short exposure to the outperformance of the NAV Portfolio over the NAV Reference Portfolio would be expected to experience approximately the same amount of negative performance impact, absent any mitigating action.

While Applicants believe that, without mitigation, a Fund’s Clearhedge Completion Swap positions are unlikely to have a material effect on a Fund’s daily NAV, several actions are potentially available to reduce any impact.

First, the terms of a Fund’s Clearhedge Completion Swap contracts may be structured to incorporate the Adviser’s expectation for the relative total return of the Swap Portfolios. For example, when the Adviser expects a Fund’s NAV Portfolio to outperform the NAV Reference Portfolio by one basis point (0.01 percent) per Business Day (corresponding to approximately 2.5 percent annually), the terms of the Fund’s NAV Hedge Completion Swap contracts could specify that the parties will exchange payments based on the relative returns of the NAV Portfolio versus the NAV Reference Portfolio plus one basis point per Business Day. While the daily impact of an adjustment in contract terms of this magnitude on swap settlement payments

[29] To provide insight into the likely scale of the Funds’ daily velocity of net flows, Applicants evaluated the historical daily net flows of the Eaton Vance mutual funds over the 12-year period ended December 31, 2018. Excluding load share classes and funds with less than $50 million of net assets, the absolute value of daily fund net flows averaged 0.29% of daily beginning net assets over the period (98,809 daily observations). Daily fund net flows were less than 1.00% of daily beginning net assets on 95% of days and less than 3.29% of daily beginning net assets on 99% of days.

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(and Fund returns) would likely be quite small, over time the mitigating effect could be meaningful.

Second, Clearhedge Completion Swap contracts may be structured to incorporate payment amounts specified by the Adviser that vary based on the number of discrete transactions entered into, the reference amount of individual transactions and/or the net reference amount of outstanding positions under the contract held by the Arbitrageur party. Because Clearhedge Completion Swap contracts serve to transfer risk between the parties, building compensation for this risk transfer into the terms of swap contracts may be warranted. By incorporating into swap contract terms appropriately sized payments from Arbitrageurs, a Fund could substantially mitigate potential adverse effects on Fund performance of exposure to Clearhedge Completion Swap positions.

Third, a Fund’s Adviser could use portfolio management techniques to manage the Fund’s exposure to market risk in its Clearhedge Completion Swap positions by transacting in physical securities or other instruments to offset the market exposures assumed through the swaps. Using data on the Fund’s current swap positions communicated in real-time by the Swap Administrator, the Adviser could detect when a Fund’s aggregate net swap exposures have increased to a level where offsetting portfolio activity may be appropriate. Different from Arbitrageurs, a Fund’s Adviser would have complete information regarding the Fund’s investment strategy, current portfolio holdings and net swap exposures, positioning the Adviser to readily address any portfolio imbalances or added market risk arising from the Fund’s exposure to Clearhedge Completion Swap positions.

On an overall basis, Applicants believe that any adverse effects on Fund performance of Clearhedge Completion Swap exposures are likely to be small, and can be readily mitigated using terms built into swap contracts and compensating adjustments in the Fund’s other investment exposures implemented by the Adviser. While use of the Clearhedge Method can benefit Fund shareholders by facilitating efficient Share arbitrage – and thereby lowering investor trading costs – Applicants do not expect offsetting harm to Fund returns.

12. Adviser and Board Oversight The Adviser will be responsible for designing and managing each Fund’s Clearhedge program, including consideration of the secondary market trading of the Fund’s Shares and the impact on Clearhedge Completion Swap exposures on Fund investment risks and returns. As part of its overall oversight of the use of derivatives, the Board will periodically review and approve: (i) the Fund’s use of Clearhedge Completion Swaps; (ii) how the Adviser assesses and manages risk with respect to the Fund’s use of Clearhedge Completion Swaps; and (iii) the Fund’s disclosure of its use of Clearhedge Completion Swaps in its offering documents and periodic reports consistent with relevant Commission guidance.

The Adviser will monitor the calculation and dissemination of each Fund’s IIVs and oversee the IIV Pricing Agent’s controls, methodologies, policies and procedures. The Adviser will similarly oversee the performance of the Swap Pricing Agent and Swap Administrator. As part of its oversight of Fund service providers, the Adviser will, on an ongoing basis, monitor and evaluate the effectiveness of each service provider’s data security policies and procedures with respect to Confidential Fund Information in its possession. At least annually, the Adviser

24

will provide a report to the Board describing the results of its oversight of each Fund service provider and identifying any material performance issues.

Recognizing that use of the Clearhedge Method described herein will be a new development and that efficient secondary market trading of Shares cannot be assured, during the first three years after the launch of a Fund, the Adviser will: (i) monitor the extent to which the Fund’s Shares trade at a premium or discount to NAV; and (ii) if the premium or discount exceeds one percent for 15 consecutive Business Days or for more than 30 Business Days in a calendar quarter, report this information to the Board at its next scheduled meeting. The Board then will consider whether any corrective measures are appropriate.

While any decision to be made by the Board would depend upon the facts and circumstances at that time, as assessed by the members of the Board at that time, Applicants can envision various potential responses. For example, the Board might conclude that adjusting the payment terms of Clearhedge Completion Swap contracts to make use of such swaps more attractive to Arbitrageurs may be warranted, or that adjusting the number of Shares constituting a Creation Unit or the trading price range of Shares (using share splits or reverse share splits) may encourage more active arbitrage trading. In addition, the Board could discuss with the Adviser whether the amount of overlap between the NAV Reference Portfolio and the NAV Portfolio could be increased. If the Board concluded that the level of trading discounts was too high for a prolonged period of time, the Board also could decide to liquidate a Fund. Alternatively, the Board could conclude that the Fund should approach the Commission about providing daily disclosures of the current NAV Portfolio or converting to a mutual fund.

H.       Availability of Investor Information

Applicants are committed to providing investors with ready access to Fund information important to understanding and evaluating the Funds’ investment objectives and principal investment policies, the costs and risks of investing, the Fund’s portfolio positioning and current and historical trading and investment performance results. Applicants believe that the Funds will provide a great deal of information to help investors make informed decisions and to understand the nature of their investments.

Relative to existing ETFs, Applicants propose for the Funds to provide enhanced disclosure of investor trading cost information to assist Fund investors in measuring their individual trading costs and making better-informed buy and sell decisions. In Applicants’ view, in addition to any commissions that apply, the cost to buy an ETF’s shares is appropriately measured by the premium to the corresponding value per share of the fund’s underlying net assets at which shares are acquired, and the cost to sell an ETF’s shares is appropriately measured by the discount from the corresponding value per share at which shares are sold.[30] In

[30] ETFs derive their value from the value of the fund’s underlying net assets, which, unlike individual stocks, can be directly measured. Costs to buy or sell an ETF may be positive or negative. To realize arbitrage trading profits, an ETF market maker or other arbitrageur that creates and redeems shares in connection with its arbitrage activities must, on average, incur trading costs that are sufficiently negative to offset its costs to create and redeem. Negative average trading costs for ETF market makers and other arbitrageurs translates into positive average trading costs for other ETF investors.

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Applicants’ experience, variations in premiums and discounts often contribute far more to the trading costs paid by ETF investors than commissions, bid-ask spreads and other factors.[31]

Applicants view the inability of ETF investors to readily measure and evaluate their trading costs as a significant deficiency of the ETF structure as it now stands. Enhanced disclosure of the Funds’ investor trading cost information will not only assist investors in making more informed Share trading decisions, but may further benefit investors by promoting increased competition among Arbitrageurs and thereby lowering the costs investors pay to buy and sell Shares.

As described below, Applicants propose for the Funds to provide enhanced disclosure of investor trading costs principally by improving IIV calculation standards, posting current IIVs on Fund websites and also including on Fund websites daily updated information and data regarding the historical relationships among the Fund’s IIVs, NAVs and market trading prices of Shares and disclosure of the Fund’s current NAV and IIV valuation practices. This information will enable Fund investors to estimate their Share trading costs by comparing their trade execution prices to indicative values of Fund’s underlying net assets at closely corresponding times, and to compare their estimated trading costs to the Shares’ trading cost history and the trading cost experience of other Funds.

Website disclosures of each Fund’s current NAV and IIV valuation practices will include clear explanations of: (i) how the Fund values Portfolio Instruments that trade principally in markets that are closed at the NAV Calculation Time and/or when IIVs are calculated, including whether such Portfolio Instruments are valued based principally on local market closing prices (“Local Close Pricing”) or whether valuations are adjusted from local closing prices to reflect subsequent movements of correlated securities and other instruments trading in other markets (“Fair Value Pricing”); and (ii) whether Portfolio Instruments that trade principally in over-the-counter markets are generally valued at the bid side of the market (“Bid Pricing”) or at the midpoint of the bid-ask spread (“Mid Pricing”).

Applicants view understanding an ETF’s current valuation practices as critical to evaluating investors’ costs to buy and sell the fund’s shares. Applicants understand that existing ETFs do not customarily provide detailed descriptions of their practices regarding use of Local Close Pricing versus Fair Value Pricing in valuing Foreign Instruments and/or the use of Bid Pricing versus Mid Pricing in valuing holdings that trade principally over the counter.

[31] For an analysis of the significant, and often overlooked, contribution of variations in premiums/discounts to ETF trading costs, see James Angel, Todd Broms and Gary Gastineau, ETF Transaction Costs Are Often Higher than Investors Realize, 42 The Journal of Portfolio Management (Spring 2016) at pp. 55-65. A second scholarly analysis of ETF trading costs is Antti Petajisto, Inefficiencies in the Pricing of Exchange-Traded Funds, 73 Financial Analysts Journal (First Quarter 2017) at pp. 24-54 (“Petajisto ETF Study”). The Petajisto ETF Study concluded that “the difference between [an ETF’s] share price and the value of the underlying portfolio is often economically significant, indicating that the unsophisticated investor may face an unexpected additional cost when trading ETFs.” The wealth transfer from less sophisticated individual investors to more sophisticated institutional investors in connection with ETF trading costs was estimated in the Petajisto ETF Study to be almost $20 billion a year, more than three times the annual operating costs of all ETFs combined as reflected in their expense ratios.

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Applicants intend for the Funds generally to use Mid Pricing in the valuation of Portfolio Instruments that trade principally over the counter, and generally to apply Fair Value Pricing in valuing Foreign Instruments to the extent practicable.

1.        Intraday Indicative Values The Trust will arrange for the calculation and dissemination at 15-second intervals throughout the regular trading session of the Listing Stock Exchange (generally 9:30 a.m. to 4:00 p.m. ET) each Business Day of an IIV (i.e., Intraday Indicative Value) of each Fund’s Shares.[32] Fund IIVs will represent the estimated value per Share of the Fund’s NAV Portfolio at the time of calculation. IIVs will be calculated by dividing the Fund’s “Estimated Fund Value” (as defined below) as of the time of calculation by the number of outstanding Shares of the Fund. “Estimated Fund Value” is the sum of the estimated amount of cash held in a Fund’s portfolio, the estimated amount of accrued assets, such as interest, dividends and distributions owed to a Fund, and the estimated value of the securities and other instruments held in the Fund’s portfolio, minus the estimated amount of the Fund’s accrued liabilities. Each Fund’s IIVs will be disseminated through the facilities of the consolidated tape and also posted in real-time to the Fund’s website. IIVs will be disseminated and displayed with two decimals of precision (i.e., rounded to the nearest penny).

Each Fund’s “IIV Pricing Agent” will be provided each Business Day with the names and quantities of each of the Fund’s Portfolio Instruments.[33] In calculating the IIVs, Portfolio Instruments trading actively at the time of IIV determination will generally be valued equal to the current bid-ask midpoint. Portfolio Instruments not trading actively when IIVs are determined will generally be valued at the market closing price in the principal markets where such instruments trade, subject to fair valuation adjustments consistent with the Fund’s pricing procedures. The IIVs disseminated throughout each Business Day for each Fund will be based on the same names and quantities of Portfolio Instruments as used to calculate the Fund’s NAV on that day.[34] Applicants expect each Fund’s IIV Pricing Agent to be the same as the Swap Pricing Agent, but a Fund may employ different IIV Pricing Agents and Swap Pricing Agents.

The purpose of disseminating Fund IIVs is twofold: (i) to provide investors in Shares with information useful in determining and evaluating their individual trading costs; and (ii) to assist Arbitrageurs active in a Fund’s Shares in identifying potential arbitrage profit opportunities, as described above.

The Adviser will monitor the calculation and dissemination of each Fund’s IIVs and oversee the IIV Pricing Agent’s controls, methodologies, policies and procedures, including policies and procedures with respect to the security of Confidential Fund Information in its

[32] Neither the Trust nor any Fund will be involved in, or responsible for, the calculation or dissemination of any such amount and will make no warranty as to its accuracy.

[33] Each Fund’s IIV Pricing Agent will be subject to a confidentiality agreement with respect to the Fund’s portfolio information. The IIV Pricing Agent will represent that it will not trade on the basis of Confidential Fund Information (for itself or others) or otherwise use such information for purposes other than provided for under its service agreement with the Fund, and that it has appropriate safeguards in place to prevent misuse, misappropriation or theft of Confidential Fund Information.

[34] Like existing ETFs, the Funds will reflect purchases and sales of Portfolio Instruments in their NAVs on the next Business Day after trades are executed.

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possession. At least annually, the Adviser will provide a report to the Board describing the results of its IIV Pricing Agent oversight and noting any material performance issues that are identified.

2.       Information Available on Fund Websites Each Fund will maintain a free public website that discloses current Fund information and contains links to current Fund documents, including a fact sheet, summary and full Prospectus, SAI and shareholder reports. Before the opening of U.S. market trading each Business Day, each Fund’s daily Basket Portfolios, Clearhedge Reference Portfolios and standard Transaction Fees in effect for that day will be posted to the website. As described above, each Fund’s website will also include current IIVs updated at 15-second intervals throughout each Business Day’s U.S. market trading hours and a clear explanation of the Fund’s current NAV and IIV valuation practices.

In addition, each Fund’s website will display the following NAV, IIV and Share price information for the prior Business Day:

•	closing NAV;
•	closing market price of Shares, and the premium or discount to NAV of the closing market price (expressed as a percentage);
•	closing IIV, and the premium or discount to NAV of the closing IIV (expressed as a percentage);
•	average, minimum and maximum premium/discount to IIV of the bid-ask midpoint at corresponding times (expressed as a percentage);
•	average, minimum and maximum bid-ask spread (expressed in cents per Share and as a percentage of the bid-ask midpoint); and
•	volume of shares traded.

The website will also include daily updated tables and line graphs showing for each calendar quarter over the past five years (or the life of a Fund, if shorter) the frequency distribution and range of each of the above Fund data items. In addition, each Fund’s website will include a daily updated record of the time and amount of all IIVs determined and disseminated intraday, and the premium or discount to IIV of the bid-ask midpoint at corresponding times (expressed as a percentage), over the past 20 Business Days.

3.       Information Available via Electronic Media Applicants expect current and historical Share trading information, including most recent market trading prices, current best bid and best offer prices, and the volume of Shares traded on the current Business Day, will be available for the Funds throughout each Business Day on Brokers’ computer screens and other electronic data services on the same basis as available for existing ETFs.

4.       Disclosure of Fund Holdings Each Fund will disclose the names and quantities of its Portfolio Instruments at least once each quarter within 60 days of quarter-end, in compliance with the disclosure requirements of registered open-end investment companies. A

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Fund may provide public disclosure of its holdings more frequently, and on a more timely basis, than the minimum requirement (such as monthly with a 30-day lag). The Funds’ disclosure practices are designed to maintain the confidentiality of each Fund’s portfolio trading information and are generally expected to be comparable to those of mutual funds that invest in a similar fashion.

The names and quantities of a Fund’s current Portfolio Instruments will not be disclosed publicly. All private communication of a Fund’s current Portfolio Instruments will be limited to Fund service providers and other eligible recipients subject to a duty of confidentiality and prohibited from trading (for themselves or others) on the basis of the disclosed information.[35]

Applicants are aware of the possible risk that other market participants become able to reverse engineer a Fund’s current NAV Portfolio based on time-series analysis of IIVs and other publicly disclosed Fund information. In Applicants’ view, among the principal factors determining a Fund’s susceptibility to reverse engineering are: (i) the price range of the Fund’s Shares; (ii) the number of decimal points of precision at which IIVs are displayed; (iii) the frequency of IIV dissemination; and (iv) the valuation parameters applied in determining IIVs. In general, a Fund will be more exposed to reverse engineering the higher the Share price range, the greater the precision of disclosed IIVs, the more frequently IIVs are disseminated and the greater the variability of the pricing inputs used in calculating IIVs.

Based on the proposed scaling of Share prices to a range of $10 to $30, the display of IIVs rounded to the nearest penny, dissemination of IIVs at 15-second intervals and the use of bid-ask midpoints in determining IIVs,[36] Applicants believe that the risk of a Fund’s NAV Portfolio being reverse engineered with sufficient accuracy or regularity to harm shareholders is remote. As part of its oversight responsibilities, the Adviser will monitor each Fund’s susceptibility to reverse engineering and adjust Fund policies and procedures relating to the

[35] The Adviser, any Sub-Adviser and the Distributor of each Fund will each adopt a code of ethics as required under Rule 17j-1 under the 1940 Act containing provisions reasonably necessary to prevent Access Persons (as defined in Rule 17j-1) from engaging in any conduct prohibited in Rule 17j-1 (“Code of Ethics”). In addition, the Adviser will adopt policies and procedures as required under Section 204A of the Advisers Act, which are reasonably designed in light of the nature of its business to prevent the misuse, in violation of the Advisers Act or the Exchange Act or the rules thereunder, of Confidential Fund Information and other material non-public information by the Adviser or an associated person (“Inside Information Policy”). Any Sub-Adviser will be required to adopt and maintain a similar Code of Ethics and Inside Information Policy. In accordance with the Code of Ethics and Inside Information Policy of the Adviser or Sub-Advisers, personnel of those entities with knowledge of Confidential Fund Information will be prohibited from trading on the basis of such information and from disclosing such information to any other person, except as authorized in the course of their employment, until such information is made public. In addition, each Fund service provider with access to Confidential Fund Information will be contractually restricted from disclosing such information to any other person, trading (for its own account or on behalf of others) on the basis of such information or using such information for any purpose other than providing services to the Fund. Each Fund service provider with access to Confidential Fund Information will also be required to establish and maintain data security policies and procedures designed to prevent the misappropriation or theft of Confidential Fund Information.

[36]  The use of bid-ask midpoints (versus last trade prices) in calculating IIVs helps mitigate the risk of reverse engineering because bid-ask midpoints are normally less variable than trade prices (which toggle back and forth from bid to ask), therefore conveying less identifying information.

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calculation, display and dissemination of IIVs (and/or other Fund policies and procedures) as deemed appropriate to further mitigate reverse engineering risks.

I.       Disclosure of Investment Considerations and Risks

Applicants will take appropriate steps to avoid confusion in the public’s mind between the Funds and other investment vehicles. Although the Trust will be classified and registered under the 1940 Act as an open-end management investment company, no Fund will be marketed or otherwise held out as open-end investment company or mutual fund, in light of the significant structural differences between the Funds and conventional mutual funds. Except as may be required in its Registration Statement, no Fund advertising or marketing materials or disclosure documents will reference an “open-end fund” or “mutual fund,” except to compare and contrast the Funds with conventional mutual funds. Any advertising material that describes the purchase or sale of Shares or refers to their redeemability will prominently disclose that the Shares are not individually redeemable, and that the Funds issue and redeem Shares only in Creation Units.

As a further step to avoid confusion versus mutual funds, all Fund advertising and marketing materials will include disclosure that:

This Fund is an ETF, whose individual Shares may be purchased and sold only in market transactions through a broker. To buy Shares, you may be required to pay more than the Shares’ current value; in selling Shares, you may receive less than current value. As a result, your returns may not equal those of the Fund itself over your holding period.

Applicants will also take appropriate steps to avoid investor confusion between the Funds and ETFs that disclose their current NAV Portfolio each Business Day (“Daily Portfolio Disclosure ETFs”).[37] The Funds’ distinctive features versus Daily Portfolio Disclosure ETFs will be described in the Funds’ Registration Statements, as well as on Fund websites and in marketing materials. Any advertising material that describes the Funds’ portfolio holdings dissemination policies will prominently disclose that, unlike other ETFs, the Funds generally do not disclose their full holdings on a current daily basis. Applicants will explain that the Funds instead rely on the Clearhedge Method described herein to seek to ensure efficient secondary market trading of Shares. Each Fund’s Registration Statement will disclose Applicants’ belief that the Fund’s holdings disclosure and data security policies will enable the Fund to maintain the confidentiality of its portfolio trading program and mitigate the risks of front-running and free-riding.

Each Fund’s Registration Statement will include among the principal risks of investing that the prices at which Shares trade in the secondary market may be above, at or below the corresponding value of the Fund’s net assets, will fluctuate in relation to such value based on the

[37] Applicants object to the characterization of ETFs that disclose their current NAV Portfolios on a daily basis as “fully transparent.” Because ETFs reflect purchases and sales of investments in their NAV Portfolios on the next Business Day after trades are executed, disclosed holdings are always stale by one Business Day. More significantly, existing ETFs are often far from “fully transparent” in their disclosures of critical NAV and IIV valuation practices and the costs investors pay to buy and sell shares.

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supply and demand in the market for Shares and other factors, and may vary significantly from the corresponding Fund value during times of market disruption or market volatility. The principal risks of investing set forth in the Registration Statement also will state that the returns earned by a Fund shareholder will be reduced by the amount of commissions paid and the extent to which the shareholder sells Shares at a greater discount or narrower premium to current value than he or she acquired Shares. The principal risks will further note that the Clearhedge Method of facilitating efficient Share arbitrage is new and may not work as intended, potentially causing the Shares to trade at wider bid-ask spreads and/or more variable premiums and discounts to current value than shares of ETFs that publish the identities and quantities of their portfolio holdings on a daily basis.

Each Fund will also disclose the risk that the Fund’s investment returns may be harmed if other market participants learn to anticipate the Fund’s future portfolio trading and buy or sell in front of the Fund.

J.       Investor Benefits of the Proposed Funds

Applicants believe that the Fund structure described herein offers significant investor benefits not attainable through existing ETFs or mutual funds.

Relative to existing ETFs, the Funds offers the potential advantages of:

•	Maintaining the confidentiality of portfolio trading activity. By not disclosing their full holdings on a current daily basis, the Funds protect against front-running, which can increase an ETF’s portfolio trading costs and hurt investment returns. Further, because disclosing fund holdings in real time can facilitate front-running and free-riding of the manager’s investment insights, many active managers have to date avoided offering their leading proprietary strategies in an ETF structure. By removing the requirement for current portfolio holdings disclosure, the Funds can potentially provide ETF investors with access to a broad range of proprietary strategies not currently available as ETFs.
•	Facilitating tight bid-ask spreads and narrow premiums/discounts in secondary market trading. Use of the Clearhedge Method can facilitate trading in Shares at tight bid-ask spreads and narrow premiums and discounts to current value by providing Arbitrageurs with enhanced tools for managing the risk of their inventory positions in Shares and Basket Instruments held in connection with creations and redemptions. Applicants expect the Funds’ Shares to routinely exhibit better trading performance than shares of many similarly invested existing ETFs, particularly those holding Foreign Instruments or Less-Liquid Instruments.
•	Improved trade execution cost transparency to fund investors. Applicants propose to provide enhanced disclosure of investor trading costs by applying improved IIV calculation standards, posting current IIVs on Fund websites and also including on Fund websites daily updated information and data regarding the historical relationships among the Fund’s IIVs, NAVs and market trading prices and disclosure of the Fund’s current NAV and IIV valuation practices.
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Relative to mutual funds, the Funds offer the potential advantages of:

•	Protecting fund shareholders from the dilutive effects of other shareholders’ transactions. Costs in connection with mutual fund shareholder inflows and outflows are borne primarily by the fund’s continuing shareholders.[38] Mutual funds’ flow-related costs have two main components: (i) extra trading costs incurred to resize portfolio positions (“flow-related trading costs”) and (ii) foregone returns on portfolio cash held uninvested (“cash drag”).[39] Taken together, flow-related trading costs and cash drag can significantly detract from mutual fund performance.[40] Like other ETFs, the Funds can reduce flow-related trading costs and cash drag using in-kind creations and redemptions (to the extent feasible) and offset the amount of flow-related costs incurred by imposing Transaction Fees on purchases and redemptions of Creation Units.
•	Shielding fund shareholders from capital gain realizations in connection with other shareholders’ transactions. Mutual funds are frequently required to sell portfolio holdings that have appreciated in value to raise cash to meet shareholder redemptions, triggering capital gains realizations for remaining fund shareholders. By using in-kind redemptions in the same manner as existing ETFs, the Funds can potentially reduce required sales of portfolio investments to meet redemptions, benefitting the Funds’ tax efficiency.
•	Savings in transfer agency and other fund expenses. One of the largest categories of ongoing operating expenses of retail mutual funds is transfer agency expenses – the cost of maintaining shareholder accounts and processing shareholder transactions. ETFs typically operate with very low transfer agency expenses because they utilize the highly efficient DTC share processing system.[41]

[38] Some mutual funds impose redemption fees to offset associated fund costs and to discourage excessive trading in fund shares. Mutual fund redemption fees typically apply only to shares redeemed within a short period (e.g., 90 days) after purchase.

[39] Rather than staying fully invested at all times (i.e., buying corresponding amounts of portfolio investments in response to net inflows and selling corresponding amounts in response to net outflows), many fund managers choose to maintain cash holdings as a buffer against flow-related trading and the associated transaction costs. Holding flow-related cash hurts portfolio returns to the extent that the performance of the fund’s investment strategy exceeds cash returns on the portion of the fund’s net assets held uninvested for flow-related reasons.

[40] The most comprehensive academic study of mutual fund trading costs of which Applicants are aware found that investors in a broad sample of U.S. equity mutual funds incurred average flow-related trading costs of approximately 75 basis points (0.75%) per year over the 1995-2005 study period. See Edelen, Roger M., Richard Evans and Gregory B. Kadlec, “Scale Effects in Mutual Fund Performance: The Role of Trading Costs,” Unpublished Working Paper, March 17, 2007.

[41] A number of typical mutual fund shareholder services, such as reduced sales loads under “rights of accumulation” and “statement of intention” plans and waivers of back-end sales charges upon the death of a shareholder or in other prescribed circumstances, do not apply to ETFs because they do not charge sales loads. Other typical mutual fund shareholder services, such as automatic dividend reinvestment, free exchanges among funds in the same family and systematic purchase/withdrawal plans are not standard offerings in the DTC system. Brokers may make enhanced ETF service offerings available to their customers, including programs facilitating dividend reinvestment and systematic purchases/withdrawals. Unlike for mutual funds, the cost of these added services is externalized from the fund and limited to those shareholders who elect to use them.

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Operating as ETFs also positions the Funds to realize savings in state registration fees.

•	Enabling investors to transact at prices determined intraday. Like existing ETFs, the Fund’s Shares will be available for purchase and sale throughout U.S. market trading hours. Mutual fund shares may be purchased and redeemed only at end-of-day-determined prices based on NAV.

•	Enhancing the competitiveness of fund distribution. In contrast to the fixed commission and distribution fee structure of conventional mutual funds, Brokers are free to set their own commission rates on ETF transactions, facilitating competition that may drive down investor costs.

III.       Funds of Funds

A.       Investing Funds

As discussed above, Investing Funds will be registered investment companies and registered unit investment trusts that enter into a participation agreement with one or more Funds (“FOF Participation Agreement”) in which the Investing Fund seeks to invest in reliance on the requested Order. No Investing Fund will be part of the same group of investment companies as the Funds. Each Investing Fund will have a sponsor (“ Investing Fund Sponsor”) and each Investing Management Company will have an investment adviser within the meaning of Section 2(a)(20)(A) of the 1940 Act (“Investing Fund Adviser”) that does not control, is not controlled by or under common control with the Adviser. Each Investing Management Company may also have one or more investment sub-advisers within the meaning of Section 2(a)(20)(B) of the 1940 Act (each, an “Investing Fund Sub-Adviser”). Each Investing Fund Adviser will be registered as an investment adviser under the Advisers Act. Any Investing Fund Sub-Adviser will be registered as an investment adviser under the Advisers Act, unless not required to register.

B.       Proposed Transactions

Applicants propose that Investing Funds be permitted to invest in the Funds beyond the limits set forth in Sections 12(d)(1)(A) and 12(d)(1)(B) of the 1940 Act. Applicants also propose that Investing Funds be permitted to effect certain transactions in Shares that would otherwise be prohibited by Section 17(a) of the 1940 Act.

C.       Fees and Expenses

Applicants anticipate that most, if not all, transactions in Shares effected by Investing Funds pursuant to the requested Order will be secondary market transactions. Investors, including Investing Funds, who buy and sell Shares in secondary market transactions through a Broker may be charged customary brokerage commissions and other charges. Like other

33

purchasers and redeemers of Creation Units, Investing Funds will be charged Transaction Fees to offset Fund costs associated with issuing and redeeming Creation Units. No sales loads will apply to purchases or redemptions of Creation Units. In addition to the trading costs or Transactions Fees that apply, Investing Funds would indirectly pay their proportionate share of a Fund’s advisory fees and other operating expenses on the same basis as other shareholders. As discussed below, certain conditions will apply to the fees and expenses charged by Investing Funds.

D.       Conditions and Disclosure Relating to Fund of Funds Relief

To ensure that Investing Funds understand and comply with the terms and conditions of the relief requested herein, any Investing Fund that intends to invest in a Fund in reliance on the requested Order will be required to enter into a FOF Participation Agreement with the Fund. The FOF Participation Agreement will require the Investing Fund to adhere to the terms and conditions of the requested Order and participate in the proposed transaction in a manner that addresses concerns regarding the requested relief. The FOF Participation Agreement also will include an acknowledgment from the Investing Fund that it may rely on the Order requested herein to invest only in the Funds, and not in any other investment company.

IV.       Request for Exemptive Relief and Legal Analysis

Applicants request an Order under Section 6(c) of the 1940 Act for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the 1940 Act and Rule 22c-1 under the 1940 Act, under Sections 6(c) and 17(b) of the 1940 Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the 1940 Act, and under Section 12(d)(1)(J) of the 1940 Act for an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the 1940 Act.

Section 6(c) of the 1940 Act provides that the Commission may exempt any person, security or transaction, or any class of persons, securities or transactions, from any provisions of the 1940 Act if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act. Section 17(b) of the 1940 Act provides that the Commission will grant an exemption from the provisions of Section 17(a) of the 1940 Act if evidence establishes that the terms of the proposed transaction are reasonable and fair, including the consideration to be paid or received, and do not involve overreaching on the part of any person concerned, that the proposed transaction is consistent with the policy of each registered investment company concerned and that the proposed transaction is consistent with the general purposes of the 1940 Act. Section 12(d)(l)(J) of the 1940 Act provides that the Commission may exempt any person, security or transaction, or any class or classes of persons, securities or transactions, from any provision of Section 12(d)(l) if the exemption is consistent with the public interest and the protection of investors.

A.       Sections 2(a)(32) and 5(a)(1) of the 1940 Act

Section 5(a)(1) of the 1940 Act defines an “open-end company” as a management investment company that is offering for sale or has outstanding any redeemable security of which it is the issuer. Section 2(a)(32) of the 1940 Act defines a redeemable security as any security,

34

other than short-term paper, under the terms of which the holder, upon its presentation to the issuer, is entitled to receive approximately his or her proportionate share of the issuer’s current net assets, or the cash equivalent. Because Shares will not be individually redeemable, a question arises as to whether the definitional requirements of a “redeemable security” or an “open-end company” under the 1940 Act would be met by the Funds. In light of this question, Applicants request an Order under Section 6(c) granting an exemption from Sections 5(a)(1) and 2(a)(32) that would permit the Trust to register as an open-end management investment company and redeem Shares only in Creation Units.

Investors may purchase Creation Units of Shares from each Fund, and holders of Creation Units may redeem them in accordance with the provisions of the 1940 Act. Because each Fund’s Shares will be listed on a Stock Exchange, investors will also have the ability to buy and sell Shares throughout the day in the secondary market.

Applicants believe that the Funds will not present any new issues with respect to the exemptions that allow current ETFs to redeem their shares only in Creation Units. Moreover, Applicants believe that the Funds’ use of the Clearhedge Method will facilitate efficient Share arbitrage, enabling investors to buy and sell Shares in the secondary market at prices that do not vary materially from current value. Further, as described above, Applicants believe that the proposed Fund disclosures are sufficient to safeguard against investor confusion. Thus, Applicants believe that the Funds’ proposed method of issuing and redeeming Shares and secondary market trading of Shares is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

B.       Section 22(d) of the 1940 Act and Rule 22c-1 under the 1940 Act

Section 22(d) of the 1940 Act, among other things, prohibits a dealer from selling a redeemable security that is being currently offered to the public by or through a principal underwriter, except at a current public offering price described in the security’s prospectus. Rule 22c-1 under the 1940 Act generally requires that a dealer selling, redeeming or repurchasing a redeemable security do so only at a price based on the NAV next computed after receipt of a tender of such security for redemption or of an order to purchase or sell such security.

Shares of each Fund will be listed on a Stock Exchange and will trade in the secondary market on and away from the Listing Stock Exchange[42] throughout each Business Day’s market trading session. Secondary market trading in Shares will take place at negotiated, market-determined prices, not at a current offering price described in the Fund’s Prospectus or a price based on NAV. Thus, purchases and sales of Shares in the secondary market will not comply with Section 22(d) and Rule 22c-1. Applicants request an exemption under Section 6(c) from Section 22(d) and Rule 22c-1 to permit the Shares to trade at negotiated prices.

[42] Consistent with Rule 19c-3 under the Exchange Act, members of the Listing Stock Exchange (and other market participants) are not required to effect transactions in Shares through the facilities of the Listing Stock Exchange.

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The concerns sought to be addressed by Section 22(d) and Rule 22c-1 with respect to pricing are equally satisfied by the proposed method of pricing Shares. While there is little legislative history regarding Section 22(d), its provisions, as well as those of Rule 22c-1, appear to have been designed to: (i) prevent dilution caused by certain riskless-trading schemes by principal underwriters and contract dealers; (ii) prevent unjust discrimination or preferential treatment among buyers resulting from sales at different prices; and (iii) ensure an orderly distribution of investment company shares by eliminating price competition from Brokers offering shares at less than the published sales price and repurchasing shares at more than the published redemption price.[43]

Applicants believe that none of these purposes will be thwarted by permitting Shares to trade in the secondary market at negotiated prices. Secondary market trading in Shares will not involve the Funds as parties and cannot result in dilution of an investment in Shares. To the extent a Fund’s Shares trade at different prices over the course of a given Business Day or from day to day, such variances will occur as a result of changes in the balance of supply and demand for Shares and other market forces, not as a result of unjust or discriminatory manipulation. In this factual setting, Applicants do not believe that the Funds could be managed or manipulated to produce benefits for one group of purchasers or sellers of Shares to the detriment of others. Accordingly, Applicants believe that secondary market transactions in Shares will not lead to discrimination or preferential treatment among purchasers and sellers. Applicants also do not believe that the fact that Creation Units could be purchased or redeemed at NAV, while individual Shares could be bought or sold only at negotiated, market-determined prices, creates the potential for discrimination or preferential treatment among investors. As described above, Applicants believe that use of the Clearhedge Method will facilitate efficient Share arbitrage, which should limit differences between secondary market trading prices of Shares and the value per Share of the Fund’s NAV Portfolio at corresponding times. Accordingly, all investors should be able to transact in Shares at prices at or close to the Fund’s current value per Share, whether by buying or selling individual Shares in the secondary market or by transacting directly with the Fund in Creation Units. Any profits generated by Arbitrageurs in arbitraging Shares would not be a result of unjust discriminatory or preferential treatment between Arbitrageurs and other Fund shareholders, but instead would derive from arbitrage trading that benefits Fund shareholders by working to reduce the difference between secondary market trading prices of Shares and the Fund’s current value per Share. Applicants contend that the proposed distribution system also will be orderly. Anyone may buy or sell Shares by trading in the secondary market or by transacting with the issuing Fund in Creation Units through an Authorized Participant. Therefore, no Broker or dealer should have an advantage over any other Broker or dealer in the sale of Shares.

As noted above, Applicants believe that the ability to buy and sell Shares at prices determined intraday will be an attractive feature to many investors, offering a key advantage to investors over the once-daily pricing of mutual funds. The fact that Shares trade intraday at market-determined prices would be prominently disclosed to investors.

[43] See Protecting Investors: A Half Century of Investment Company Regulation at 299-303; Investment Company Act Release No. 13183 (April 22, 1983).

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Applicants also believe that the Funds will not present any new concerns with respect to the exemptions that allow ETF shares to trade at negotiated prices. With proper disclosure to all parties, the Funds will not create any new potential for discrimination or preferential treatment among investors purchasing and selling Shares in the secondary market or those purchasing and redeeming Creation Units. Applicants, therefore, believe that the proposed buying and selling of Shares at negotiated prices is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

C.       Section 22(e) of the 1940 Act

Section 22(e) provides in relevant part that

No registered company shall suspend the right of redemption, or postpone the date of payment or satisfaction upon redemption of any redeemable security in accordance with its terms for more than seven days after the tender of such security to the company or its agent designated for that purpose for redemption...

Applicants observe that the settlement of redemptions from Funds investing in Foreign Instruments will be contingent on not only the settlement cycle of the U.S. securities markets but also the delivery cycles of foreign markets in which a Fund invests, to the extent that Applicants seek to incorporate, as they intend to do, Foreign Instruments in the Redemption Baskets distributed to redeeming shareholders. Applicants represent that, under certain circumstances, the delivery cycles for transferring Foreign Instruments to redeeming shareholders, coupled with local market holiday schedules, may necessitate a delivery process of up to 14 calendar days, rather than the seven calendar days required by section 22(e). Applicants therefore request relief from section 22(e) in order to provide payment or satisfaction of redemptions within the maximum number of calendar days required for such payment or satisfaction in the principal local markets where transactions in a Fund’s foreign-traded Redemption Basket instruments customarily clear and settle, but in all cases no later than 14 days following the tender of a Creation Unit.[44]

Each Fund’s SAI will identify those instances in a given year where, due to local holidays, more than seven days will be needed to deliver redemption proceeds and will list such holidays and the maximum number of days, but in no case more than 14 calendar days. If the requested relief is granted, Applicants intend to disclose in each Fund’s SAI and all relevant sales literature that redemption payments will be effected within the specified number of calendar days following the date on which a request for redemption in proper form is made.

Applicants submit that Congress adopted section 22(e) to prevent unreasonable, undisclosed or unforeseen delays in the actual payment of redemption proceeds. Applicants contend that allowing Funds that include Foreign Instruments in their Redemption Baskets to

[44] Applicants acknowledge that no relief obtained from the requirements of section 22(e) will affect any obligations that Funds may otherwise have under rule 15c6-l under the Exchange Act. Rule 15c6-l requires that most securities transactions be settled within two Business Days of the trade date.

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settle redemptions within the number of days indicated above would be consistent with the spirit and intent of section 22(e) and afford adequate investor protection.

Applicants believe that no significant additional systems or operational procedures (beyond those already in place in relevant jurisdictions) will be needed to effect redemptions from Funds that include Foreign Instruments in their Redemption Baskets. Applicants believe that using in-kind redemptions can enhance a Fund’s tax efficiency and promote more efficient secondary market trading of Shares by reducing the Transaction Fees applicable to purchases and redemptions of Creation Units.

As noted above, Applicants may utilize all-cash redemptions for certain Funds. Applicants are not seeking relief from section 22(e) with respect to Funds that do not effect redemptions in kind.

Given the rationale for what amounts to a delay in the redemption settlement process typically of a few days on certain occasions and given the facts as recited above, Applicants believe that the protections intended to be afforded by section 22(e) are adequately addressed by the proposed method and securities delivery cycles for redeeming Creation Units, and that the redemption mechanism described above will not lead to unreasonable, undisclosed or unforeseen delays in the settlement of redemptions. Given the facts recited above, Applicants believe that the granting of the requested relief is consistent with the protection of investors and the purposes fairly intended by the policies and provisions of the 1940 Act. Applicants note that substantially identical exemptive relief from section 22(e) has been granted by the Commission to numerous other ETFs.[45] Accordingly, Applicants hereby request that an order of exemption be granted under section 6(c) in respect of section 22(e) with respect to the affected Funds.

D. Sections 17(a)(1) and 17(a)(2) of the 1940 Act relating to ETF Relief

Section 17(a)(1) of the 1940 Act, among other things, makes it unlawful

[f]or any affiliated person or promoter of or principal underwriter for a registered investment company ... or any affiliated person of such a person, promoter, or principal underwriter, acting as principal, knowingly to sell any security or other property to such registered company or to any company controlled by such registered company, unless such sale involves solely (A) securities of which the buyer is the issuer, (B) securities of which the seller is the issuer and which are part of a general offering to the holders of a class of its securities or (C) securities deposited with a trustee of a unit investment trust ... by the depositor thereof.

Section 17(a)(2) of the 1940 Act makes it unlawful

[f]or any affiliated person or promoter of or principal underwriter for a registered investment company ... or any affiliated person of

[45] See, e.g., EGA Order; T. Rowe Order.

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such a person, promoter, or principal underwriter, acting as principal ... knowingly to purchase from such registered company, or from any company controlled by such registered company, any security or other property (except securities of which the seller is the issuer).

Pursuant to Section 2(a)(3)(A) of the 1940 Act, an “affiliated person” of a person includes “any person directly or indirectly owning, controlling, or holding with the power to vote, 5 per centum or more of the outstanding voting securities of such other person;” pursuant to Section 2(a)(3)(C) of the 1940 Act, an “affiliated person” of a person includes “any person, directly or indirectly, controlling, controlled by or under common control with, such other person.”

Section 2(a)(9) of the 1940 Act defines “control” as

...the power to exercise a controlling influence over the management or policies of a company, unless such power is solely the result of an official position with such company. Any person who owns beneficially, either directly or through one or more controlled companies, more than 25 per centum of the voting securities of a company shall be presumed to control such company. Any person who does not so own more than 25 per centum of the voting securities of any company shall be presumed not to control such company.

The Funds may be deemed to be controlled by the Adviser, and hence affiliated persons of each other. In addition, the Funds may be deemed to be under common control with any other registered investment company, or series thereof, advised by the Adviser (an “Affiliated Fund”). A person could own 5 percent or more of a Fund, making that investor a first-tier affiliate of the Fund under Section 2(a)(3)(A), or in excess of 25 percent of a Fund, making that investor a first-tier affiliate of the Fund under Section 2(a)(3)(C). In addition, there exists a possibility that, with respect to an Affiliated Fund, a person could own 5 percent or more, or in excess of 25 percent, of such Affiliated Fund, making that investor a second-tier affiliate of a Fund. For so long as such an investor is deemed to be an affiliate of a Fund, Sections 17(a)(l) and 17(a)(2) could be read to prohibit such person from effectuating in-kind purchases and redemptions of the Fund’s Creation Units or to prohibit such person from engaging in Clearhedge Completion Swap transaction with the Fund.

Section 17(b) provides that the Commission will grant an exemption from the provisions of Section 17(a) if evidence establishes that the terms of the proposed transaction are reasonable and fair, including the consideration to be paid or received, and do not involve overreaching on the part of any person concerned, that the proposed transaction is consistent with the policy of each registered investment company concerned and that the proposed transaction is consistent with the general purposes of the 1940 Act.[46] Applicants seek an exemption from

[46] Because Section 17(b) could be interpreted to exempt only a single transaction from Section 17(a) and because there may be a number of transactions by persons who may be deemed to be affiliated persons or second-tier affiliates, Applicants are also requesting an exemption under Section 6(c) of the Act. See, e.g., Keystone Custodian Funds, Inc., 21 S.E.C. 295 (1945).

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Sections 17(a)(1) and 17(a)(2) pursuant to Sections 6(c) and 17(b) to permit persons that are first-tier affiliates or second-tier affiliates of the Funds solely by virtue of: (i) holding 5 percent or more, or in excess of 25 percent, of the outstanding Shares of one or more Funds; (ii) having an affiliation with a person with an ownership interest described in (i); or (iii) holding 5 percent or more, or more than 25 percent, of the Shares of one or more Affiliated Funds (“Specified Affiliated Persons”), to effectuate in-kind purchases and redemptions of Creation Units and to engage in Clearhedge Completion Swap transactions with a Fund.

Applicants assert that no useful purpose would be served by prohibiting Specified Affiliated Persons from making in-kind purchases or in-kind redemptions of Creation Units of Shares of a Fund. Both the deposit procedures for in-kind purchases of Creation Units and the redemption procedures for in-kind redemptions will be effectuated in exactly the same manner for all purchases and redemptions and for all purchasers and redeemers. There will be no discrimination among purchasers or redeemers. The Basket Portfolios will consist of instruments that are appropriate, in type and amount, for inclusion in light of the Fund’s investment objectives and policies, current portfolio holdings and current trading program. All Basket Portfolio instruments will be valued in the same manner as they are valued for purposes of calculating the Fund’s NAV, and such valuation will be made in the same manner regardless of the identity of the purchaser or redeemer. Further, the total consideration paid for the purchase or redemption of a Creation Unit will be based on the NAV of such Fund, as calculated in accordance with the policies and procedures set forth in its Registration Statement. As described above, the Basket Portfolios will be selected by the Adviser in part to obscure a Fund’s current trading activity. An affiliated person, or an affiliated person of an affiliated person, of a Fund, would, as described above, have no motive to unduly influence the identities or quantities of the instruments in a Fund’s Basket Portfolios because they would generally not correspond to the Fund’s underlying holdings. Accordingly, Applicants believe that there is no motivation for purchasers or redeemers of Creation Units to influence the selection of the instruments to be included in the Basket Portfolios. Under these circumstances, Applicants do not believe that in-kind purchases and redemptions will result in abusive self-dealing or overreaching of a Fund by any person transacting in Creation Units. In addition, Applicants note that the ability of a Fund to take deposits and make redemptions in kind may aid in achieving the Fund’s investment objectives by reducing flow-related trading costs and enabling the Fund to be more fully invested, minimizing cash drag. In-kind Creation Unit transactions may also increase a Fund’s tax efficiency and promote efficient secondary market trading of Shares by reducing the Transaction Fees applicable to purchases and redemptions of Creation Units.

Applicants similarly assert that no useful purpose would be served by prohibiting Specified Affiliated Persons from engaging in Clearhedge Completion Swap transactions with a Fund. Such transactions are designed to benefit Fund shareholders by facilitating efficient Share arbitrage, thereby lowering the costs investors pay to buy and sell Shares, while protecting against the harmful effects of front-running and free-riding. An Arbitrageur’s use of Clearhedge Completion Swaps would be subject to restrictions designed to limit Funds’ exposure to market risk in such swaps, including limits on each Arbitrageur’s permissible Clearhedge Completion Swap positions (relating to the amount of such Arbitrageur’s positions in Shares and Basket

40

Portfolio instruments) and the requirement that all Clearhedge Completion Swap positions outstanding at the end of each Business Day close and settle at such time. Applicants believe that any adverse effects on Fund performance of Clearhedge Completion Swap exposures are subject to natural limits and could be readily mitigated through the structuring of swap contract terms and compensating adjustments in the Fund’s other investment exposures implemented by the Adviser. Based on the anticipated net benefits of Clearhedge Completion Swaps to Fund shareholders, Applicants assert that no useful purpose would be served by prohibiting Arbitrageurs that are Specified Affiliated Persons of a Fund from engaging in Clearhedge Completion Swap transactions on the same basis as other Arbitrageurs.

For the reasons set forth above, Applicants contend that, with respect to the relief requested pursuant to Section 17(b), the terms of the proposed transactions, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned, and that the proposed transactions are consistent with the policy of each registered investment company concerned and with the general purposes of the 1940 Act. Applicants also contend that, with respect to the relief requested pursuant to Section 6(c), the requested exemption for the proposed transactions is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act. Thus, Applicants request the Order under Sections 6(c) and 17(b) in respect of Sections 17(a)(1) and 17(a)(2).

E.       Section 12(d)(1) of the 1940 Act

Section 12(d)(1)(A) of the 1940 Act prohibits a registered investment company from acquiring securities of an investment company if such securities represent more than three percent of the total outstanding voting stock of the acquired company, more than five percent of the total assets of the acquiring company or, together with the securities of any other investment companies, more than ten percent of the total assets of the acquiring company. Section 12(d)(1)(B) of the 1940 Act prohibits a registered open-end investment company, its principal underwriter and any Broker from selling the investment company’s shares to another investment company if the sale will cause the acquiring company to own more than three percent of the acquired company’s voting stock or if the sale will cause more than ten percent of the acquired company’s voting stock to be owned by investment companies generally. Applicants request relief to permit Investing Funds to acquire Shares in excess of the limits set forth in Section 12(d)(1)(A) of the 1940 Act and to permit the Funds, their principal underwriters and any Brokers to sell Shares to Investing Funds in excess of the limits set forth in Section 12(d)(l)(B) of the 1940 Act.

Section 12(d)(1)(J) of the 1940 Act states that the Commission may conditionally or unconditionally exempt any person, security or transaction, or any class or classes of persons, securities or transactions, from any provision of Section 12(d)(1) to the extent that such exemption is consistent with the public interest and the protection of investors.

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Congress enacted Section 12(d)(1) (then Section 12(c)(1)) in 1940 to prevent one investment company from buying control of another investment company.[47] In enacting Section 12(d)(1), Congress sought to ensure that the acquiring investment company had no “effective voice” in the other investment company.[48] As originally proposed, Section 12(d)(1) would have prohibited any investment by an investment company in another investment company. Congress relaxed the prohibition in the Section’s final version, presumably reflecting the expressed sentiment that an investment company should not be prohibited from taking advantage of a good investment opportunity just because the investment was another investment company:

[Y]ou may get situations where one investment company may think that the securities of another investment company are a good buy and it was not thought advisable to freeze that type of purchase.[49]

Congress tightened Section 12(d)(1)’s restrictions in 1970 to address certain abuses perceived to be associated with the development of fund holding companies (i.e., funds that primarily invest in other investment companies).[50] These abuses included: (i) undue influence, such as through the threat of large-scale redemptions of the acquired fund’s shares; (ii) layering of fees and expenses, such as sales loads, advisory fees and administrative costs; and (iii) unnecessary complexity. The Commission identified these abuses in its 1966 report to Congress, titled Public Policy Implications of Investment Company Growth (the “PPI Report”).[51]

Applicants propose a number of conditions designed to address these concerns. Certain of Applicants’ proposed conditions address the concerns about large-scale redemptions identified in the PPI Report, particularly those regarding the potential for undue influence. Applicants will take steps to ensure that the Investing Funds comply with the terms and conditions of the requested relief by requiring each Investing Fund to enter into a FOF Participation Agreement as a condition precedent to investing in a Fund beyond the limits imposed by Section 12(d)(l)(A).

The FOF Participation Agreement of each Investing Fund will require the Investing Fund to adhere to the terms and conditions of the Order. Condition B.1 hereof limits the ability of an Investing Fund’s Advisory Group or an Investing Fund’s Sub-Advisory Group (individually, or in the aggregate) (each defined below) to control a Fund within the meaning of Section 2(a)(9) of the 1940 Act. Condition B.1 does not apply to the Investing Fund’s Sub-Advisory Group with respect to a Fund for which the Investing Fund Sub-Adviser or a person controlling, controlled

[47] House Hearing, 76th Cong., 3d Sess., at 113 (1940).

[48] Senate Hearing on S. 3580 Before the Subcomm. of the Comm. On Banking and Currency, 76th Cong., 3d Sess., at 1114 (1940).

[49] House Hearing, 76th Cong., 3d Sess., at 112 (1940) (testimony of David Schenker).

[50] See, H.R. Rep. No 91-1382, 91st Cong., 2d Sess., at 11 (1970).

[51] Report of the Securities and Exchange Commission on the Public Policy Implications of Investment Company Growth, H.R. Rep. No. 2337, 89th Cong., 2d Sess., 311-324 (1966).

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by or under common control with the Investing Fund Sub-Adviser acts as the investment adviser within the meaning of Section 2(a)(20)(A) of the 1940 Act.

For purposes of this Application, an “Investing Fund’s Advisory Group” is defined as the Investing Fund Adviser, Investing Fund Sponsor, any person controlling, controlled by, or under common control with, such Adviser or Sponsor, and any investment company or issuer that would be an investment company but for Sections 3(c)(1) or 3(c)(7) of the 1940 Act that is advised or sponsored by the Investing Fund Adviser, the Investing Fund Sponsor or any person controlling, controlled by or under common control with such Adviser or Sponsor. For purposes of this Application, an “Investing Fund’s Sub-Advisory Group” is defined as any Investing Fund Sub-Adviser, any person controlling, controlled by or under common control with the Investing Fund Sub-Adviser, and any investment company or issuer that would be an investment company but for Sections 3(c)(1) or 3(c)(7) of the 1940 Act (or portion of such investment company or issuer) that is advised, sub-advised or sponsored by the Investing Fund Sub-Adviser or any person controlling, controlled by or under common control with the Investing Fund Sub-Adviser.

Condition B.2 hereof prohibits Investing Funds and Investing Fund Affiliates from causing an investment by an Investing Fund in a Fund to influence the terms of services or transactions between an Investing Fund or an Investing Fund Affiliate and the Fund or a Fund Affiliate. For purposes of this Application, “Fund Affiliate” is defined as an investment adviser, promoter or principal underwriter of a Fund, and any person controlling, controlled by or under common control with any of these entities and “Investing Fund Affiliate” is defined as the Investing Fund Adviser, Investing Fund Sub-Adviser, Investing Fund Sponsor, a promoter or principal underwriter of an Investing Fund, and any person controlling, controlled by or under common control with any of these entities.

Conditions B.2, B.3, B.4, B.6, B.7, B.8 and B.9 hereof are specifically designed to address the potential for an Investing Fund and certain affiliates of an Investing Fund (including Underwriting Affiliates) to exercise undue influence over a Fund and certain of its affiliates. For purposes of this Application, an “Underwriting Affiliate” is a principal underwriter in any underwriting or selling syndicate that is an officer, director, member of an advisory board, Investing Fund Adviser, Investing Fund Sub-Adviser, Investing Fund Sponsor or employee of the Investing Fund, or a person of which any such officer, director, member of an advisory board, Investing Fund Adviser, Investing Fund Sub-Adviser, Investing Fund Sponsor or employee is an affiliated person. An Underwriting Affiliate does not include any person whose relationship to the Fund is covered by Section 10(f) of the 1940 Act. An offering of securities during the existence of an underwriting or selling syndicate of which a principal underwriter is an Underwriting Affiliate is an “Affiliated Underwriting.”

A Fund may choose to reject any purchase of Creation Units by an Investing Fund. To the extent an Investing Fund purchases Shares in the secondary market, a Fund could prevent an Investing Fund from purchasing Shares in excess of the limits set forth in Section 12(d)(1)(A) by declining to enter into an FOF Participation Agreement with the Investing Fund.

With respect to concerns regarding layering of fees and expenses, Applicants propose several conditions.

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Under Condition B.10, before approving any advisory contract under Section 15 of the 1940 Act, the board of directors or trustees of any Investing Management Company, including a majority of the directors or trustees who are not “interested persons” within the meaning of Section 2(a)(19) of the 1940 Act (“independent directors or trustees”), will be required to find that the advisory fees charged under the advisory contract of such Investment Management Company are based on services provided that will be in addition to, rather than duplicative of, services provided under the advisory contract of any Fund in which the Investing Management Company may invest. These findings and their basis must be recorded fully in the minute books of the Investing Management Company.

In addition, Conditions B.5 and B.11 of the requested Order are designed to prevent unnecessary duplication or layering of sales charges and other costs.

Under Condition B.5, an Investing Fund Adviser, Investing Fund Sponsor or trustee of an Investing Fund (“Investing Fund Trustee”), as applicable, will waive fees otherwise payable to it by the Investing Fund in an amount at least equal to any compensation (including fees received pursuant to any plan adopted by a Fund under Rule 12b-l under the 1940 Act) received from a Fund by the Investing Fund Adviser, Sponsor or Trustee, or an affiliated person of the Investing Fund Adviser, Sponsor or Trustee, other than any advisory fees paid by a Fund to the Investing Fund Adviser, Sponsor or Trustee or any of their affiliated persons in connection with the investment by the Investing Fund in the Fund. Condition B.5 also provides that any Investing Fund Sub-Adviser will waive fees otherwise payable to the Investing Fund Sub-Adviser, directly or indirectly, by the Investing Management Company in an amount at least equal to any compensation received from a Fund by the Investing Fund Sub-Adviser, or any affiliated person of the Investing Fund Sub-Adviser, other than any advisory fees paid by the Fund to the Investing Fund Sub-Adviser or its affiliated person in connection with any investment by the Investing Management Company in the Fund made at the direction of the Investing Fund Sub-Adviser. In the event that the Investing Fund Sub-Adviser waives fees, the benefit of the waiver will be passed through to the Investing Management Company. Condition B.11 prevents any sales charges or service fees on shares of an Investing Fund from exceeding the limits applicable to a fund of funds set forth in FINRA Rule 2341.

The FOF Participation Agreement of each Investing Fund will include an acknowledgment from the Investing Fund that it may rely on the requested Order to invest only in the Funds, and not in any other investment company.[52] No Fund will acquire securities of any investment company or company relying on Section 3(c)(1) or 3(c)(7) of the 1940 Act in excess of the limits contained in Section 12(d)(1)(A) of the 1940 Act, except to the extent permitted by exemptive relief from the Commission authorizing the Fund to purchase shares of other investment companies for short-term cash management purposes. Thus, in keeping with the PPI Report’s concern with overly complex structures, the requested Order will not create or give rise to circumstances enabling an Investing Fund to invest in excess of the limits of

[52] Applicants acknowledge that the receipt of compensation by: (i) an affiliated person of an Investing Fund, or an affiliated person of such person, for the purchase by the Investing Fund of Shares of a Fund; or (ii) an affiliated person of a Fund, or an affiliated person of such person, for the sale by the Fund of its Shares to an Investing Fund, may be prohibited by Section 17(e)(1) of the 1940 Act. Each FOF Participation Agreement also will include this acknowledgment.

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Section 12(d)(l)(A) in a Fund which is in turn able to invest in another investment company in excess of such limits. In addition to avoiding excess complexity, the fact that the Funds relying on the exemption from Section 12(d)(1) requested herein will not invest in any other investment company in excess of the limits of Section 12(d)(1)(A) mitigates concerns about layering of fees.

On the basis of the foregoing, Applicants believe that an exemption from Section 12(d)(1)(A) to permit an Investing Fund to purchase Shares of a Fund in excess of the limits set forth therein and from Section 12(d)(1)(B) to permit a Fund, its principal underwriters and any Brokers to sell Shares to an Investing Fund in excess of the limits set forth therein each satisfies the requirements of Section 12(d)(1)(J) and is consistent with the public interest and the protection of investors.

F.       Sections 17(a)(1) and 17(a)(2) of the 1940 Act relating to Fund of Funds Relief

Applicants seek relief from Sections 17(a)(1) and 17(a)(2) pursuant to Section 17(b) and Section 6(c) to permit the Funds to issue Creation Units to, redeem Creation Units from, and engage in in-kind transactions in Basket Instruments accompanying such issuances and redemptions with certain Investing Funds of which the Funds are affiliated persons, or affiliated persons of affiliated persons.

Section 17(a) of the 1940 Act generally prohibits sales or purchases of securities between a registered investment company and any affiliated person of the company. Section 2(a)(3)(B) of the 1940 Act defines an “affiliated person” of another person to include any person five percent or more of whose outstanding voting securities are directly or indirectly owned, controlled or held with power to vote by the other person. An Investing Fund relying on the requested exemptive relief could own five percent or more of the outstanding voting securities of a Fund. In such cases, and for other reasons, the Fund could become an affiliated person, or an affiliated person of an affiliated person, of the Investing Fund. As a result, purchases and redemptions of the Fund’s Creation Units by an Investing Fund and accompanying in-kind transactions in Basket Portfolio instruments could be prohibited. Applicants anticipate that there may be Investing Funds that are not part of the same group of investment companies as the Funds, but are sub-advised by an Adviser. Applicants are not seeking relief from Section 17(a) for, and the requested relief will not apply to, transactions in which a Fund could be deemed an affiliated person, or an affiliated person of an affiliated person, of an Investing Fund because its Adviser is investment adviser to an Investing Fund. Applicants are also not seeking relief from Section 17(a) to permit an Investing Fund to engage in Clearhedge Completion Swap transactions with a Fund.

Section 17(b) of the 1940 Act authorizes the Commission to grant an order permitting a transaction otherwise prohibited by Section 17(a) if it finds that:

(i) the terms of the proposed transaction, including the consideration to be paid or received, are fair and reasonable and do not involve overreaching on the part of any person concerned;

(ii)	the proposed transaction is consistent with the policy of each registered investment company concerned; and
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(iii)	the proposed transaction is consistent with the general purposes of the 1940 Act.

The Commission has interpreted its authority under Section 17(b) as extending only to a single transaction and not a series of transactions.

Section 6(c) of the 1940 Act permits the Commission to exempt any person or transactions from any provision of the 1940 Act if such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

Section 17(a) is intended to prohibit affiliated persons in a position of influence or control over an investment company from furthering their own interests by selling property that they own to an investment company at an inflated price, purchasing property from an investment company at less than its fair value or selling or purchasing property on terms that involve overreaching by that person. For the reasons articulated in the legal analysis of Section 12(d)(1) above, Applicants submit that, with regard to Section 17(a), the proposed transactions are appropriate in the public interest, consistent with the protection of investors and do not involve overreaching.

Applicants believe that an exemption is appropriate under Sections 17(b) and 6(c) because the proposed arrangement meets the standards set forth in those sections. First, the terms of the proposed arrangement are fair and reasonable and do not involve overreaching. Any consideration paid by an Investing Fund for the purchase of a Fund’s Creation Units and any consideration received upon redemption will be based on the NAV of the Fund in accordance with policies and procedures set forth in the Fund’s Registration Statement.[53]

Second, the proposed transactions between Funds and Investing Funds will be consistent with the policies of each Investing Fund. The purchase of Creation Units by an Investing Fund will be accomplished in accordance with the investment restrictions of the Investing Fund and will be consistent with the investment policies set forth in the Investing Fund’s registration statement. The FOF Participation Agreement of each Investing Fund that purchases Creation Units from a Fund will require the Investing Fund to represent that such purchase will be accomplished in compliance with the investment restrictions of the Investing Fund and will be consistent with the investment policies set forth in the Investing Fund’s registration statement.

Third, Applicants believe that the proposed transactions are consistent with the general purposes of the 1940 Act. Applicants also believe that the requested exemptions are appropriate in the public interest. The Funds’ Shares offer Investing Funds a flexible investment tool that can be used for a variety of purposes. Applicants also submit that the exemption is consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

[53] Applicants expect Investing Funds normally to buy and sell Shares in the secondary market rather than by transacting in Creation Units with a Fund. To the extent an Investing Fund purchases and sells Shares exclusively in the secondary market, and not through Creation Unit transactions with a Fund, relief from Section 17(a) would not be necessary. The requested relief would permit Funds to issue Creation Units to, redeem Creation Units from and to engage in accompanying transactions in Basket Portfolio instruments with Investing Funds.

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For the reasons set forth above, Applicants believe that: (i) with respect to the relief requested pursuant to Section 17(b), the terms of the proposed transactions, including the consideration to be paid and received, are reasonable and fair and do not involve overreaching on the part of any person concerned, the proposed transactions are consistent with the policies of each registered investment company concerned and that the proposed transactions are consistent with the general purposes of the 1940 Act, and (ii) with respect to the relief requested pursuant to Section 6(c), the requested exemption for the proposed transactions is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

G.       Discussion of Precedent

The requested ETF Relief and Fund of Funds Relief is substantially similar to the structural relief previously granted by the Commission to permit the offering of ETFs, except that the Funds: (i) would not be required to disclose their NAV Portfolios on a current daily basis, heretofore a condition of the exemptive relief granted to issuers of actively managed ETFs and affiliated-index ETFs; and (ii) would need additional and novel relief from Section 17(a) to permit Specified Affiliated Persons to engage in Clearhedge Completion Swap transactions.

While full daily holding disclosure has been a condition of exemptive relief for actively managed ETFs and affiliated-index ETFs, the Commission has not imposed a similar requirement for index-based ETFs that utilize an unaffiliated index (“unaffiliated-index ETFs”). The Commission routinely permits index-based ETFs to utilize in-kind Creation Baskets and Redemption Baskets that are a subset of the broader ETF portfolio, so long as the Basket Portfolios are designed to generate performance that is “highly correlated” to the performance of the ETF’s portfolio.[54] For unaffiliated-index ETFs, disseminating the current composition of the Basket Portfolio is the only required portfolio holdings disclosure.[55] Because the Basket Portfolios of unaffiliated-index ETFs may be subsets of the ETF’s entire portfolio, the Basket Portfolios may not contain all of the securities and other instruments in the ETF’s NAV Portfolio. Further, the Basket Portfolios of unaffiliated-index ETFs are not subject to any defined performance correlation or asset overlap requirement with the ETF’s current NAV Portfolio. Moreover, the exemptive applications for unaffiliated-index ETFs do not demonstrate that the proposed dissemination and use of such Basket Portfolios will ensure arbitrage efficiency. In light of the Funds’ proposed use of the Clearhedge Method described herein to facilitate efficient Share arbitrage, Applicants believe the Commission has a far stronger basis for approving the Order than for approving the exemptive applications of unaffiliated-index ETFs that use disclosure of subset Basket Portfolios as the primary basis for seeking to ensure arbitrage efficiency.

[54] See, e.g., Transamerica ETF Trust, Investment Company Act Rel. Nos. 32718 (June 30, 2017) (notice) and 32743 (July 26, 2017) (order).

[55] Because index providers are not required to publish the contents or methodology of their indexes, the fact that index ETFs track indexes may not add meaningful holdings transparency to index-based ETF operations.

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V.       Conditions

Applicants agree that any Order of the Commission granting the requested relief will be subject to the following conditions:

A.       ETF Relief

1.       As long as a Fund operates in reliance on the requested Order, its Shares will be listed on a Stock Exchange.

2.       Neither the Trust nor any Fund will be advertised or marketed as an open-end investment company or mutual fund. Any advertising material that describes the purchase or sale of Shares or refers to their redeemability will prominently disclose that the Shares are not individually redeemable, and that the Funds issue and redeem Shares only in Creation Units. Any advertising material that describes the Funds’ portfolio holdings dissemination policies will prominently disclose that, unlike other ETFs, the Funds generally do not disclose their full holdings on a current daily basis.

3. Each Fund will maintain a website (either singly or collectively with other Funds), that will be publicly accessible at no charge, showing, on a per Share basis for the Fund, the prior Business Day’s (i) NAV, (ii) market closing price and premium or discount to NAV of the market closing price (expressed as a percentage); (iii) closing IIV and premium or discount to NAV of the closing IIV (expressed as a percentage); (iv) average, minimum and maximum premium and discount to IIV of the Shares’ bid-ask midpoint price at corresponding times (expressed as a percentage); (v) average, minimum and maximum bid-ask spread (expressed in cents per Share and as a percentage of the bid-ask midpoint price); and (vi) volume of Shares traded. The website will also include daily updated tables and line graphs showing for each calendar quarter over the past five years (or the life of a Fund, if shorter) the frequency distribution and range of each of the above Fund data items. In addition, each Fund’s website will include a daily updated record of the time and amount of all IIVs determined and disseminated intraday, and the premium or discount to IIV of the bid-ask midpoint price at corresponding times (expressed as a percentage), over the past 20 Business Days.

4.       On each Business Day, before the commencement of trading of Shares, each Fund will publish on its website the Basket Portfolios, Clearhedge Reference Portfolios and standard Transaction Fees in effect for that day.

5. Each Fund will maintain Master Swap Agreements with at least two Arbitrageurs and offer NAV Hedge Completion Swaps at all times that the Fund is listed for trading on a Stock Exchange.

6.       Neither the Adviser nor any Sub-Adviser, directly or indirectly, will cause any Authorized Participant (or any investor on whose behalf an Authorized Participant may transact with a Fund) to acquire any Portfolio Instrument for a Fund through a transaction in which the Fund could not engage directly.

7.       Each Fund will provide Commission staff with periodic reports on a confidential basis containing such information as the Commission staff may reasonably request.

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8.       Each Fund and each person acting on behalf of a Fund[56] will comply with and agree to be subject to the requirements of Regulation Fair Disclosure as if it expressly applied to them.[57]

9.       For a period of not less than five years, each Fund will maintain and preserve, in an easily accessible place, all written agreements (or copies thereof) between any Authorized Participant and the Fund or one of its service providers that allows the Authorized Participant to place orders for the purchase or redemption of Creation Units.

B.       Fund of Funds Relief

1.       The members of any Investing Fund’s Advisory Group will not control (individually or in the aggregate) a Fund within the meaning of Section 2(a)(9) of the 1940 Act. The members of any Investing Fund’s Sub-Advisory Group will not control (individually or in the aggregate) a Fund within the meaning of Section 2(a)(9) of the 1940 Act. If, as a result of a decrease in the number of outstanding voting securities of a Fund, the members of an Investing Fund’s Advisory Group or an Investing Fund’s Sub-Advisory Group, each in the aggregate, become holders of more than 25 percent of the outstanding voting securities of a Fund, they will vote their Shares of the Fund in the same proportion as the vote of all other holders of the Fund’s Shares. This condition does not apply to the members of an Investing Fund’s Sub-Advisory Group with respect to a Fund for which the Investing Fund Sub-Adviser or a person controlling, controlled by or under common control with the Investing Fund Sub-Adviser acts as the investment adviser within the meaning of Section 2(a)(20)(A) of the 1940 Act.

2.       No Investing Fund or Investing Fund Affiliate will cause any existing or potential investment by the Investing Fund in a Fund to influence the terms of any services or transactions between the Investing Fund or an Investing Fund Affiliate and the Fund or a Fund Affiliate.

3.       The board of directors or trustees of any Investing Management Company, including a majority of the independent directors or trustees, will adopt procedures reasonably designed to ensure that the Investing Fund Adviser and any Investing Fund Sub-Adviser are conducting the investment program of the Investing Management Company without taking into account any consideration received by the Investing Management Company or an Investing Fund Affiliate from a Fund or a Fund Affiliate in connection with any services or transactions.

4.       Once an investment by any Investing Fund in the Shares of a Fund exceeds the limit set forth in Section 12(d)(1)(A)(i) of the 1940 Act, the Board of a Fund, including a majority of the independent directors or trustees, will determine that any consideration paid by the Fund to the Investing Fund or an Investing Fund Affiliate in connection with any services or transactions: (i) is fair and reasonable in relation to the nature and quality of the services and benefits received by the Fund; (ii) is within the range of consideration that the Fund would be required to pay to another unaffiliated entity in connection with the same services or

[56] For purposes of this condition, “person acting on behalf of a Fund” shall have the same meaning as “person acting on behalf of an issuer” for a closed-end investment company under 17 CFR 243.101(c).

[57] See Selective Disclosure and Insider Trading, Release No. IC-24599 (Aug. 15, 2000).

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transactions; and (iii) does not involve overreaching on the part of any person concerned. This condition does not apply with respect to any services or transactions between a Fund and its Adviser or any person controlling, controlled by or under common control with the Adviser.

5.       The Investing Fund Adviser, Investing Fund Sponsor or Investing Fund Trustee, as applicable, of each Investing Fund will waive fees otherwise payable to it by the Investing Fund in an amount at least equal to any compensation (including fees received pursuant to any plan adopted by a Fund under Rule 12b-l under the 1940 Act) received from a Fund by the Investing Fund Adviser, Sponsor or Trustee, or an affiliated person of the Investing Fund Adviser, Sponsor or Trustee, other than any advisory fees paid by the Fund to the Investing Fund Adviser, Sponsor or Trustee or its affiliated person in connection with the investment by the Investing Fund in the Fund. Any Investing Fund Sub-Adviser will waive fees otherwise payable to the Investing Fund Sub-Adviser, directly or indirectly, by the Investing Management Company in an amount at least equal to any compensation received from a Fund by the Investing Fund Sub-Adviser, or an affiliated person of the Investing Fund Sub-Adviser, other than any advisory fees paid to the Investing Fund Sub-Adviser or its affiliated person by the Fund in connection with the investment by the Investing Management Company in the Fund made at the direction of the Investing Fund Sub-Adviser. In the event that the Investing Fund Sub-Adviser waives fees, the benefit of the waiver will be passed through to the Investing Management Company.

6.       No Investing Fund or Investing Fund Affiliate (except to the extent it is acting in its capacity as an investment adviser to a Fund) will cause a Fund to purchase a security in an Affiliated Underwriting.

7.       The Board of each Fund, including a majority of the independent directors or trustees, will adopt procedures reasonably designed to monitor any purchases of securities by the Fund in an Affiliated Underwriting once an investment by an Investing Fund in the securities of the Fund exceeds the limit of Section 12(d)(1)(A)(i) of the 1940 Act, including any purchases made directly from an Underwriting Affiliate. The Board will review any such purchases periodically, but no less frequently than annually, to determine whether the purchases were influenced by the Investing Fund’s investment in the Fund. The Board will consider, among other things: (i) whether the purchases were consistent with the investment objectives and policies of the Fund; (ii) how the performance of securities purchased in an Affiliated Underwriting compares to the performance of comparable securities purchased during a comparable period of time in underwritings other than Affiliated Underwritings or to a benchmark such as a comparable market index; and (iii) whether the amount of securities purchased by the Fund in Affiliated Underwritings and the amount purchased directly from an Underwriting Affiliate have changed significantly from prior years. The Board will take any appropriate actions based on its review, including, if appropriate, the institution of procedures designed to ensure that purchases of securities in Affiliated Underwritings are in the best interest of shareholders of the Fund.

8.       Each Fund will maintain and preserve permanently in an easily accessible place a written copy of the procedures described in the preceding condition, and any modifications to such procedures, and will maintain and preserve for a period of not less than six years from the end of the fiscal year in which any purchase in an Affiliated Underwriting

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occurred, the first two years in an easily accessible place, a written record of each purchase of securities in Affiliated Underwritings once an investment by an Investing Fund in the securities of the Fund exceeds the limit set forth in Section 12(d)(1)(A)(i) of the 1940 Act, setting forth from whom the securities were acquired, the identity of the underwriting syndicate’s members, the terms of the purchase and the information or materials upon which the Board’s determinations were made.

9.       Before investing in a Fund in excess of the limits set forth in Section 12(d)(1)(A), each Investing Fund will execute a FOF Participation Agreement with the Fund stating that its board of directors or trustees and Investing Fund Adviser, Investing Fund Sponsor or Investing Fund Trustee, as applicable, understand the terms and conditions of the Order, and agree to fulfill their responsibilities under the Order. At the time of its investment in Shares of a Fund in excess of the limit set forth in Section 12(d)(1)(A)(i), each Investing Fund will notify the Fund of the investment. At such time, the Investing Fund will also transmit to the Fund a list of the names of each Investing Fund Affiliate and Underwriting Affiliate. The Investing Fund will notify the Fund of any changes to the list as soon as reasonably practicable after a change occurs. The Fund and the Investing Fund will maintain and preserve a copy of the Order, the Investing Fund’s FOF Participation Agreement and the list of the names of each Investing Fund Affiliate and Underwriting Affiliate with any updated information for the duration of the investment and for a period of not less than six years thereafter, the first two years in an easily accessible place.

10.       Before approving any advisory contract under Section 15 of the 1940 Act, the board of directors or trustees of each Investing Management Company, including a majority of the independent directors or trustees, will find that the advisory fees charged under such contract are based on services provided that are in addition to, rather than duplicative of, the services provided under the advisory contract(s) of any Fund in which the Investing Management Company may invest. These findings and their basis will be recorded fully in the minute books of the appropriate Investing Management Company.

11.       Any sales charges and/or service fees charged with respect to shares of an Investing Fund will not exceed the limits applicable to a fund of funds as set forth in FINRA Rule 2341.

12.       No Fund will acquire securities of any investment company or company relying on Section 3(c)(1) or 3(c)(7) of the 1940 Act in excess of the limits contained in Section 12(d)(1)(A) of the 1940 Act, except to the extent permitted by exemptive relief from the Commission permitting the Fund to purchase shares of other investment companies for short-term cash management purposes.

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VI.       Procedural Matters.

Applicants file this Application in accordance with Rule 0-2 under the 1940 Act. Pursuant to Rule 0-2(f) under the 1940 Act, Applicants state that their address is indicated on the cover page of this Application. Applicants request that all communications concerning this Application be directed and copied to the persons listed on the cover page of the Application.

In accordance with Rule 0-2(c) under the 1940 Act, Applicants state that all actions necessary to authorize the execution and filing of this Application have been taken, and the persons signing and filing this document are authorized to do so on behalf of the Applicants pursuant to their corporate organizational documents and, in the case of the Trust, the attached resolutions. Applicants also have attached the verifications required by Rule 0-2(d) under the 1940 Act.

In accordance with Rule 0-5 under the 1940 Act, Applicants request that the Commission issue the requested Order without holding a hearing.

Based on the facts, analysis and conditions in the Application, Applicants respectfully request that the Commission issue an Order under Sections 6(c), 17(b) and 12(d)(1)(J) of the 1940 Act granting the relief requested by this Application.

Eaton Vance Exchange-Traded Fund Trust

By: /s/ Frederick S. Marius

Frederick S. Marius

Trustee

Eaton Vance Management

By: /s/ Frederick S. Marius

Frederick S. Marius

Vice President and Chief Legal Officer

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EATON VANCE EXCHANGE-TRADED FUND TRUST

The undersigned states that he has duly executed the attached Application dated February 20, 2019 for and on behalf of Eaton Vance Exchange-Traded Fund Trust; that he is the Trustee of such entity; and that all action necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

Eaton Vance Exchange-Traded Fund Trust

By: /s/ Frederick S. Marius

Frederick S. Marius

Trustee

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EATON VANCE MANAGEMENT

The undersigned states that he has duly executed the attached Application dated February 20, 2019 for and on behalf of Eaton Vance Management; that he is Vice President and Chief Legal Officer of Eaton Vance Management; and that all action necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

Eaton Vance Management

By: /s/ Frederick S. Marius

Frederick S. Marius

Vice President and Chief Legal Officer

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RESOLUTIONS OF EATON VANCE EXCHANGE-TRADED FUND TRUST

RESOLVED, that the filing by the Trust of an application for an order of the United States Securities and Exchange Commission be, and it hereby is, authorized and approved:

(1)       Under Section 6(c) of the Investment Company Act of 1940 (the “1940 Act”), for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the 1940 Act and Rule 22c-1 thereunder;

(2)       Under Sections 6(c) and 17(b) of the 1940 Act, for an exemption from Sections 17(a)(1) and 17(a)(2) of the 1940 Act; and

(3)       Under Section 12(d)(1)(J) of the 1940 Act, exempting certain transactions from Sections 12(d)(1)(A) and 12(d)(1)(B) of the 1940 Act;

to permit, among other things:

(a)       each of the Trust’s series (collectively referred to as “Funds”) to issue shares of beneficial interest (“Shares”) that are generally redeemable only in specified multi-Share aggregations;

(b)       listing of Shares on a national securities exchange as defined in Section 2(a)(26) of the 1940 Act and the trading of Shares in the secondary market on and away from the listing exchange;

(c)       relief from the seven calendar day redemption requirement for certain Funds under specified limited circumstances;

(d)       certain affiliated persons of a Fund to deposit into, and receive from, the Fund securities and other instruments in connection with the issuance and redemption of Shares of such Fund and to engage in swap transactions with the Fund;

(e)       investment companies and unit investment trusts that are not advised by Eaton Vance Management (“Eaton Vance”) or an entity controlling, controlled by or under common control with Eaton Vance, and not part of the same “group of investment companies” as the Funds (such investment companies and unit investment trusts collectively, “Acquiring Funds”), to acquire Shares of the Funds beyond the limits of Section 12(d)(1)(A); and

(f) each Fund, any principal underwriter for such Fund and any broker to sell Shares of the Funds to an Acquiring Fund beyond the limits of Section 12(d)(1)(B); and

(4)       such other relief as the officers of the Trust, in consultation with Trust counsel, deem necessary, desirable or appropriate; and it is further;

RESOLVED, that a Trustee or the proper officers of the Trust, with the assistance of Trust counsel or others as may be required, are hereby authorized to prepare, execute and file any and all amendments to such application as may be necessary or appropriate; and it is further;

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RESOLVED, that such application shall be executed by or on behalf of the Trust by a Trustee or one or more of its officers, and that the proper officers or a Trustee of the Trust, now or hereafter appointed, are hereby authorized to take any and all further actions that may be necessary or appropriate to effectuate the foregoing resolutions with respect to the application and the matters described therein.

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Appendix A

Initial Fund

Applicants currently expect the Initial Fund to be Eaton Vance Global Equity ETF, an actively managed equity ETF seeking total return principally by investing in a diversified portfolio of global equity securities.

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